UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    Information to be Included in Statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)
                              (Amendment No. 1)

                         Chadmoore Wireless Group, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  157259 10 2
                                  -----------
                                 (CUSIP Number)

                              Gilles S. Attia, Esq.
                        Gray Cary Ware & Freidenrich LLP
                          400 Capitol Mall, 24th Floor
                          Sacramento, California 95814
                             Tel. No.: 916-930-3200
                             ----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  157259 10 2                   13D                   Page 2 of 7 pages
--------------------------------------------------------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Robert W. Moore
--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [x]

--------------------------------------------------------------------------------

     3        SEC USE ONLY


--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*

                       PF
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Nevada, USA
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER  1/

      NUMBER OF                         0
       SHARES
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY           8     SHARED VOTING POWER 2/
        EACH
      REPORTING                         2,149,266
     PERSON WITH       ---------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER 1/

                                        2,149,266
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER 2/

                                        0

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1/

                                2,149,266
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------
1/

         Includes 725,000 shares of Common Stock issuable to the Reporting Person upon the exercise of currently exercisable stock options. Does not include 2,075,000 shares of Common Stock to be issued upon exercise of unvested options that are not exercisable within 60 days of the date of filing of this Statement. The numbers in rows 8 and 9 above do not include any shares of Common Stock owned by Recovery Equity Investors II, L.P. ("REI"), with whom the
Reporting Person may be deemed to be acting as a group and with whom the Reporting Person has entered into a Shareholders Agreement which requires the Reporting Person and REI to vote for directors in a certain manner and which restricts certain dispositions of shares. All shares of Common Stock identified in rows 8 and 9 above are also subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares.

--------------------------------------------------------------------------------
CUSIP No.  157259 10 2                   13D                   Page 3 of 7 pages
--------------------------------------------------------------------------------
         This Amendment No. 1 relates to a Schedule 13D filed on May 14, 1998 (the "Schedule 13D"), which relates to the common stock, par value of $0.001 per share (the "Common Stock"), of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows and Items 4, 5, 6, and 7 of the
Schedule 13D are hereby amended and supplemented as follows:

                  Item 2.           Identity and Background.

                  This Schedule 13D is being filed by Robert W. Moore, the President and Chief Executive Officer of Chadmoore ("Moore"). The address of Moore's principal place of business and his principal office is 2875 East Patrick Lane, Suite G, Las Vegas, Nevada 89120. Moore is a citizen of the United States.
                  During the past five (5) years, Moore has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  Item 4.           Purpose of Transaction

                  Except as set forth in the Schedule 13D, or as set forth in this Amendment No. 1 in Item 6 below, Moore has no plans or proposals which relate to, or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

                  Item 5.           Interest in Securities of the Issuer.

                  The aggregate number of shares of Common Stock beneficially owned by Moore is 2,149,266 shares of Common Stock or approximately 4.6% of such securities, including 725,000 shares of Common Stock issuable to Moore upon the exercise of currently exercisable stock options and not including 2,075,000 shares of Common Stock to be issued upon exercise of unvested options that are not exercisable within 60 days of the date of filing of this Statement.

                  The information set forth in rows 7-13 of the cover sheet filed herewith is hereby incorporated by reference in this Item 5, and amends and supplements the information heretofore contained in parts (a) and (b) of this Item.
                  Moore ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock in March 2000.

                  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
                                    Securities of the Issuer.

                  On August 21, 2000, Chadmoore entered into an Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization") with Nextel Communications, Inc., a Delaware corporation ("Nextel"), and Nextel Finance Company, a Delaware corporation and a direct and wholly owned subsidiary of Nextel ("Acquisition Sub"), pursuant to which Chadmoore has agreed to sell substantially all of its assets (the "Assets") to Acquisition Sub in a tax-free reorganization in which Nextel Class A common shares valued at $160 million will be issued to Chadmoore (the "Nextel Shares"). The Agreement and Plan of Reorganization provides that the number of Shares issued at the closing may be adjusted in accordance with a collar of plus or minus 20%, depending on the price of Nextel shares prior to the closing, and other potential adjustments. Chadmoore has indicated that the closing is expected to occur during the first half of calendar year 2001, subject to satisfaction of the closing conditions contained in the Agreement and Plan of Reorganization, including the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the approval by the Federal Communications Commission and the requisite shareholders of Chadmoore of the transactions contemplated by the Agreement and Plan of Reorganization.

--------------------------------------------------------------------------------
CUSIP No.  157259 10 2                   13D                   Page 4 of 7 pages
--------------------------------------------------------------------------------

                  Following the closing of the proposed transaction, and after the payment of Chadmoore's liabilities and the expenses of the transaction, Chadmoore intends to distribute the remaining Nextel Shares to its shareholders (currently estimated by Chadmoore as having a value of $113.5 million).

                  In connection with the above transaction, and as an inducement and an essential condition to Nextel's and Acquisition Sub's entering into the Agreement and Plan of Reorganization with Chadmoore, Moore signed a letter of support, dated August 21, 2000 (the "Support Letter"), in which Moore agreed to, among other things:

                  (a) vote (or cause to be voted) all shares of Common Stock owned by him or which he has the right to vote in favor of approval and adoption of the exchange of the Assets for the Nextel Shares on the terms and conditions of the Agreement and Plan of Reorganization (the "Reorganization"); and

                  (b) not solicit, encourage, or recommend to other holders of Common Stock that they (i) vote their shares of Common Stock against approval of the Reorganization; (ii) abstain from voting, or otherwise fail to vote, their shares of Common
                  Stock in connection with the consideration of the Reorganization; (iii) sell, transfer, tender or otherwise dispose of their shares of Common Stock other than as contemplated in connection with the Reorganization; or (iv) attempt to exercise any applicable statutory appraisal or other similar rights.

                  Furthermore, to induce Recovery Equity Investors II, L.P. ("REI") to enter into a similar letter of support, Chadmoore and REI signed a letter agreement dated August 21, 2000 (the "Letter Agreement"), providing for Chadmoore to adopt a plan of liquidation (the "Plan"), which includes that:

                  (a) at such time as determined in accordance with the Plan, REI shall be entitled to receive, in exchange for the surrender of all the shares of Series C Preferred Stock of Chadmoore then owned by REI and the Five and One-Half Year Warrant, an aggregate number of shares of Common Stock of Nextel Communications, Inc. based on the number of shares of Common Stock for which the Five and One Half Year Warrant is then exercisable, the amount of dividends then accrued and unpaid on the Series C Preferred Stock and the amount of debt then outstanding to REI; and

                  (b) unless otherwise approved by REI with respect to the treatment of it as a holder of Common Stock, all holders of Common Stock shall be treated the same under the Plan.

                  In addition, following the approval by the shareholders of Chadmoore of the Reorganization and the Plan, REI agreed in the Support Letter to exercise the Three-Year Warrant, pursuant to which REI would acquire 4,662,016 additional shares of Common Stock for $1.0725 per share if such Warrant were exercised on August 21, 2000.

                  Copies of the Agreement and Plan of Reorganization, the Support Letter and the Letter Agreement are attached hereto as Exhibits 1, 2 and 3 respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.

--------------------------------------------------------------------------------
CUSIP No.  157259 10 2                   13D                   Page 5 of 7 pages
--------------------------------------------------------------------------------

                  Item 7.           Material to be Filed as Exhibits.

                  The following are filed as Exhibits to this Amendment No. 1 to and, accordingly, are Exhibits to the Schedule 13D as amended by this Amendment No. 1:

                  Exhibit 1: Agreement and Plan of Reorganization dated as of August 21, 2000, by and among Nextel, Acquisition Sub, and Chadmoore.

                  Exhibit 2: Letter of Moore in Support of Chadmoore's Agreement and Plan of Reorganization, dated August 21, 2000.

                  Exhibit 3: Letter Agreement, dated as of August 21, 2000, by and between Chadmoore and REI.

--------------------------------------------------------------------------------
CUSIP No.  157259 10 2                   13D                   Page 6 of 7 pages
--------------------------------------------------------------------------------




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August  31, 2000


                                        /s/ Robert W. Moore
                                        ---------------------------------------
                                        Robert W. Moore

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

Exhibit 1: Agreement and Plan of Reorganization dated as of August 21, 2000, by and among Nextel, Acquisition Sub, and Chadmoore.

Exhibit 2: Letter of Moore in Support of Chadmoore's Agreement and Plan of Reorganization, dated August 21, 2000.

Exhibit 3: Letter Agreement, dated as of August 21, 2000, by and between Chadmoore and REI.

--------

Exhibit 1


                               AGREEMENT AND PLAN
                                OF REORGANIZATION

                                   dated as of

                                 August 21, 2000



                                  by and among



                          NEXTEL COMMUNICATIONS, INC.,

                             NEXTEL FINANCE COMPANY

                                       and

                         CHADMOORE WIRELESS GROUP, INC.

                      AGREEMENT AND PLAN OF REORGANIZATION

                                TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
ARTICLE 1. PURCHASE AND SALE OF THE ASSETS AND LIABILITIES; PURCHASE PRICE................2
   Section 1.01   Purchase and Sale of Assets.............................................2
   Section 1.02   Excluded Assets.........................................................2
   Section 1.03   No Liens; Assumption of Liabilities.....................................3
   Section 1.04   Purchase Price; Adjustments.............................................3
   Section 1.05   Purchase Price Adjusted for Channels Not Delivered......................4
   Section 1.06   Adjustment for Nextel Funding...........................................5
   Section 1.07   Other Adjustments; No Fractional Shares.................................5
   Section 1.08   Assignability and Consents..............................................6
   Section 1.09   Tax Consequences........................................................6

ARTICLE 2. REPRESENTATIONS AND WARRANTIES OF CHADMOORE....................................7
   Section 2.01   Corporate Organization..................................................7
   Section 2.02   Subsidiaries and Other Entities.........................................7
   Section 2.03   Corporate Authorization.................................................8
   Section 2.04   Compliance with Laws....................................................8
   Section 2.05   No Conflict.............................................................9
   Section 2.06   Litigation.............................................................10
   Section 2.07   Insurance..............................................................10
   Section 2.08   Intellectual Property..................................................10
   Section 2.09   Assets.................................................................11
   Section 2.10   Financial Statements...................................................11
   Section 2.11   Liabilities............................................................11
   Section 2.12   Transactions Not in the Ordinary Course................................12
   Section 2.13   Capital Projects.......................................................12
   Section 2.14   Taxes..................................................................12
   Section 2.15   Bank Accounts; Employees...............................................13
   Section 2.16   Real Estate............................................................13
   Section 2.17   Title to Assets........................................................13
   Section 2.18   Contracts..............................................................14
   Section 2.19   Brokers................................................................15
   Section 2.20   Special Liabilities; Warranties........................................15
   Section 2.21   Employee Benefit Matters...............................................15
   Section 2.22   Materially Correct.....................................................16
   Section 2.23   Information............................................................16
   Section 2.24   Regulatory Matters.....................................................16
   Section 2.25   Approvals..............................................................19
   Section 2.26   Information in Registration Statement..................................19
   Section 2.27   Current Funding Requirements...........................................19



ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF NEXTEL AND ACQUISITION SUB..................20
   Section 3.01   Corporate Organization; Authorization..................................20
   Section 3.02   Capital Stock..........................................................20
   Section 3.03   Common Stock; Registration.............................................21
   Section 3.04   No Conflict............................................................21
   Section 3.05   Information............................................................21
   Section 3.06   Information in Registration Statement..................................21
   Section 3.07   Litigation.............................................................21
   Section 3.08   Brokers................................................................22

ARTICLE 4. COVENANTS OF CHADMOORE........................................................22
   Section 4.01   Conduct of Business....................................................22
   Section 4.02   Reasonable Efforts With Respect to Certain Contracts...................23
   Section 4.03   Inspection.............................................................23
   Section 4.04   SEC Registration.......................................................23
   Section 4.05   Antitrust Filing.......................................................24
   Section 4.06   Restraint on Solicitations.............................................24
   Section 4.07   Commercially Reasonable Efforts........................................25
   Section 4.08   Shareholder Approval...................................................25
   Section 4.09   Affiliates.............................................................25
   Section 4.10   Update Information.....................................................25
   Section 4.11   Loan Documentation.....................................................25
   Section 4.12   Noncompetition.........................................................25
   Section 4.13   Withdrawal.............................................................25
   Section 4.14   Further Assurances.....................................................26

ARTICLE 5. COVENANTS OF NEXTEL...........................................................26
   Section 5.01   Antitrust Filing.......................................................26
   Section 5.02   Registration Statement.................................................26
   Section 5.03   Current Public Information.............................................27
   Section 5.04   Funding of Chadmoore Operations........................................27
   Section 5.05   Tax Provisions.........................................................27
   Section 5.06   COBRA Requirements.....................................................28
   Section 5.07   Standstill.............................................................28

ARTICLE 6. JOINT COVENANTS...............................................................29
   Section 6.01   Confidentiality........................................................29
   Section 6.02   Standstill Agreement...................................................29
   Section 6.03   Trading Prohibitions...................................................29
   Section 6.04   Substitute of Subsidiary...............................................29
   Section 6.05   Support of Transactions................................................30
   Section 6.06   Indemnification........................................................30
   Section 6.07   Bulk Transfer Laws.....................................................31
   Section 6.08   Exclusive Remedies.....................................................31

                                     - ii -

ARTICLE 7. CLOSING.......................................................................32
   Section 7.01   General................................................................32
   Section 7.02   Documents to be Delivered by Chadmoore.................................32
   Section 7.03   Documents to be Delivered by Acquisition Sub or Nextel.................33

ARTICLE 8. CONDITIONS TO OBLIGATIONS.....................................................33
   Section 8.01   Conditions to Obligations of Nextel, Acquisition Sub and Chadmoore.....33
   Section 8.02   Conditions to Obligations of Nextel and Acquisition Sub................34
   Section 8.03   Conditions to the Obligations of Chadmoore.............................35

ARTICLE 9. TERMINATION/EFFECTIVENESS.....................................................36
   Section 9.01   Termination............................................................36
   Section 9.02   Effect.................................................................37

ARTICLE 10. MISCELLANEOUS................................................................37
   Section 10.01     Waiver..............................................................37
   Section 10.02     Notices.............................................................37
   Section 10.03     Assignment..........................................................38
   Section 10.04     Rights of Third Parties.............................................39
   Section 10.05     Reliance............................................................39
   Section 10.06     Expenses............................................................39
   Section 10.07     Construction........................................................39
   Section 10.08     Captions; Counterparts..............................................39
   Section 10.09     Entire Agreement....................................................39
   Section 10.10     Amendments..........................................................39
   Section 10.11     Publicity...........................................................39

                                   DEFINITIONS


--------------------------------------------------------------------------------
A

Acquisition Sub  1
Adjusted Enterprise Value  3
Advances  27
Agreement  1
Asset List  10
Assets  2
Assumed Liabilities  2

--------------------------------------------------------------------------------
B

Business  1

--------------------------------------------------------------------------------
C

CERCLA  9
Chadmoore  1
Chadmoore Information  23
Chadmoore Management Agreement  16
Chadmoore Reports  16
Chadmoore/Chadmoore Subs  12
Channels  1
Closing  31
Closing Date  32
Code  1
Communications Act   18
Consents   6
Contracts   13
Costs   30
Current Payables   11

--------------------------------------------------------------------------------
D

Deliveredo  4
Disclosure Schedule  1

--------------------------------------------------------------------------------
E

Employee Plan   15
ESMR   18
Exchange Act   23
Excluded Assets   2
Excluded Liabilities  3

--------------------------------------------------------------------------------
F

FCC  1
FCC License  16

--------------------------------------------------------------------------------

G

GAAP    10

--------------------------------------------------------------------------------
H

HSR Act  24

--------------------------------------------------------------------------------
J

June 30 Balance Sheet  11

--------------------------------------------------------------------------------
L

Lender  27
Licenses    1

--------------------------------------------------------------------------------
N

Nextel   1
Nextel Closing Price   4
Nextel Cure Period   36
Nextel Reports   21
Nextel Shares   1
Nonassignable Items   6

--------------------------------------------------------------------------------
P

Permitted Liens   13
Person   6
rime Rate   27
Proposal   24
Purchase Price   3

--------------------------------------------------------------------------------
R

Registration Statemento  23
Reorganization  1
Repayment Amount  5

--------------------------------------------------------------------------------
S

SEC   16
Securities Act   20
Signing Date   1
Site Leases   2
SMR   4
SMR License   16
SMR System   16
SMR Units   16
Special Transaction   5
STA   17
Subsidiaries   7
System Contracts   3
Systems   1

--------------------------------------------------------------------------------
T

Terminating Chadmoore Breach  36
Terminating Nextel Breach  36
Third-Party Claim   30
Third-Party Management Agreement  17
Trading Day   4

                                     ANNEXES


Annex A      Chadmoore Cash Flow Statement

Annex B      Form of Letter Concerning Compliance with Rule 145

Annex C      Forms or Subject Matters of Opinions from Counsel to Chadmoore

Annex D      Form or Subject Matter of Opinion of Jones, Day, Reavis & Pogue

                      AGREEMENT AND PLAN OF REORGANIZATION

         Agreement and Plan of Reorganization ("Agreement") dated as of August 21, 2000 (the "Signing Date") by and among NEXTEL COMMUNICATIONS, INC., a Delaware corporation ("Nextel"), NEXTEL FINANCE COMPANY, a Delaware corporation and a direct, wholly-owned subsidiary of Nextel ("Acquisition Sub") and CHADMOORE WIRELESS GROUP, INC., a Colorado corporation ("Chadmoore").

                             PLAN OF REORGANIZATION

         A        Nextel and Chadmoore intend to enter into a transaction that will be recognized as a plan of reorganization under the provisions of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

         B        The plan of reorganization will comprise the acquisition by
Acquisition Sub of substantially all of the SMR wireless business of Chadmoore (the "Business"), and substantially all of the assets employed in the Business, together with certain liabilities, of Chadmoore.

         C        The acquisition of the Business by Acquisition Sub will be effected by a transaction (the "Reorganization") wherein Chadmoore will exchange the Assets for that number of shares of Nextel Class A Common Stock, par value $.001 per share ("Nextel Shares"), equal to an aggregate of $160,000,000, as determined in accordance with Article 2 of this Agreement.

         E        The Assets owned by Chadmoore and to be acquired by
Acquisition Sub by virtue of the Reorganization will include, without limitation, all of Chadmoore's rights and interests in and to the Federal Communications Commission ("FCC") licenses (the "Licenses") listed in Sections 1.01(a)(1),(2) and (3) of the Disclosure Schedule to this Agreement (the "Disclosure Schedule") for the 800 MHz and 900 MHz frequencies listed in Section 1.01(a) of the Disclosure Schedule (the "Channels") (except for any Channels or Licenses not Delivered as described in Section 1.05), as well as the related physical assets of the relevant systems operated in accordance with the Channels (the "Systems") (including all repeater and ancillary equipment and leased real property) and the related intangible assets of the Systems.

         F        On or about the date of the execution and delivery of this
Agreement, Nextel is arranging or providing funding for Chadmoore (as set forth in Section 5.04) which present and future advances will be secured by a lien on the assets of Chadmoore.

         G        Each of the directors, officers of Chadmoore and Recovery
Equity Investors II, L.P., each of which is a holder of Chadmoore's Common Stock, $.001 per share, has committed in writing that he or it will vote in favor of the Reorganization and the transactions contemplated by this Agreement.

                                    AGREEMENT

         In order to consummate the Reorganization, and in consideration of the mutual agreements hereinafter contained, Nextel, Acquisition Sub and Chadmoore agree as follows:

ARTICLE 1      PURCHASE AND SALE OF THE ASSETS AND LIABILITIES;
               PURCHASE PRICE

    Section 1.01 Purchase and Sale of Assets. Except as to the Excluded Assets described in Section 1.02, and as otherwise provided in Section 1.03, Chadmoore will sell, transfer and assign to Acquisition Sub or its designee, as the case may be, and Acquisition Sub, or its designee, as the case may be, will acquire from Chadmoore, on the terms and conditions in this Agreement, substantially all of the assets, properties and business of Chadmoore relating to the Business as a going concern (all of which are collectively referred to herein as the "Assets") including, without limitation, the following:

            (a) All of Chadmoore's rights and interests in the Licenses and Channels, including, without limitation, those described in Sections 1.01(a)(1), 1.01(a)(2) and 1.01(a)(3) of the Disclosure Schedule;

            (b) The leasehold interest of Chadmoore in each of the site leases for real property described in Section 1.01(b) of the Disclosure Schedule (the "Site Leases") (except for any Site Leases that are not assignable as described in 1.08(b));

            (c) All of Chadmoore's rights and interests in the Contracts described in Section 1.03(a)(ii) of the Disclosure Schedule;

            (d) All of Chadmoore's equipment and other tangible personal property related to or used in the Business, including, without limitation, those described in Section 1.01(d) of the Disclosure Schedule; and

            (e) All records (copies and/or originals where necessary) of Chadmoore (other than Chadmoore's corporate records) relating to the Business, including customer lists, property records, service records, contract records and accounting records.

    Section 1.02 Excluded Assets. Notwithstanding anything in Section 1.01 to the contrary, there shall be excluded from the Assets to be transferred to Acquisition Sub all of the assets of Chadmoore relating to the Business listed or described in Section 1.02 of the Disclosure Schedule (collectively, the "Excluded Assets").

    Section 1.03   No Liens; Assumption of Liabilities.

            (a) The Systems and Assets shall be sold free and clear of all liens, encumbrances and security interests of any kind or nature, and Acquisition Sub shall assume the following (the "Assumed Liabilities"), but no other, obligations of Chadmoore:

                (i) Executory obligations under the Site Leases disclosed in
Section 1.01(b) of the Disclosure Schedule relating to periods of operation after the Closing Date; and

                (ii) Executory obligations under all contracts of Chadmoore, as disclosed in Section 1.03(a) of the Disclosure Schedule, in effect as of this date, and relating to periods of operation after the Closing Date
(collectively with the Site Leases, the "System Contracts").

            (b) Except for the Assumed Liabilities, Acquisition Sub shall not, by execution and delivery of this Agreement or otherwise, assume or otherwise be responsible for any liability or obligation of any nature of Chadmoore, whether related to the Business, the Assets or any of Chadmoore's other assets, operations, businesses or activities, if any, or claims for any liability or obligation, whether matured or unmatured, liquidated or unliquidated, fixed or contingent, known or unknown, arising from occurrences prior to, at or after the Closing Date (collectively, the "Excluded Liabilities"). Without limiting the generality of the foregoing, neither Acquisition Sub nor Nextel shall assume, and Chadmoore shall be responsible for, any obligation or liability of Chadmoore to distribute to the shareholders of Chadmoore, the option holders of Chadmoore or the holders of any other derivative securities of Chadmoore the Nextel Shares received by Chadmoore in accordance with this Agreement.

Section 1.04      Purchase Price; Adjustments.

            (a) As the purchase price for the Assets, Acquisition Sub will, concurrent with the Closing, assume the Assumed Liabilities and cause to be issued to Chadmoore that number of Nextel Shares equal to an aggregate of $160,000,000 (subject to adjustment in accordance with Sections 1.05 and 1.06) (as so adjusted, the "Adjusted Enterprise Value") divided by $57.1656, subject to adjustment in accordance with Sections 1.04(b) through (f) (the "Purchase Price").

            (b) If the Nextel Closing Price is greater than $57.1656 but less than or equal to $68.5988, then no adjustment to the Nextel Shares or the Adjusted Enterprise Value shall be made.

            (c) If the Nextel Closing Price is greater than $68.5988 then the number of Nextel Shares shall equal 120% of the Adjusted Enterprise Value divided by the Nextel Closing Price.

            (d) If the Nextel Closing Price is less than $57.1656 but greater than $45.7325, then no adjustment to the number of Nextel Shares or the Adjusted Enterprise Value shall be made.

            (e) If the Nextel Closing Price is less than or equal to $45.7325 but greater than $37.1577, then the number of Nextel Shares shall equal the 80% Adjusted Enterprise Value divided by the Nextel Closing Price.

            (f) If the Nextel Closing Price is less than or equal to $37.1577, then the number of Nextel Shares shall equal 80% of the Adjusted Enterprise Value divided by $35.1577.

            (g) If Chadmoore has elected (as permitted by Section 9.01(c)(iv)) to terminate this Agreement because the Nextel Closing Price is less than $37.1577, Nextel may elect, within ten (10) business days, to exceed the number of shares deliverable under Section 1.04(f) and to deliver the number of Nextel Shares that equals 80% of the Adjusted Enterprise Value divided by the Nextel Closing Price.

            (h) If Nextel makes the election contemplated by Section 1.04(g), then: (i) the termination election made by Chadmoore under Section 9.01(c)(iv) shall be automatically rescinded and cancelled; and (ii) the Reorganization shall proceed in accordance with this Agreement.

            (i) For purposes of this Agreement, the "Nextel Closing Price" per share of Nextel common stock shall be the daily closing price per share for the twenty (20) consecutive Trading Days immediately prior to the Closing Date. If the Nextel Closing Price or the Nextel Signing Price per share is determined during a period following the announcement by Nextel of (i) a dividend or distribution on Nextel Shares payable in Nextel Shares or securities convertible into Nextel Shares or (ii) any subdivision, reverse stock split or comparable reclassification of Nextel Shares, and prior to the expiration of the requisite twenty (20) Trading Day period after the dividend date for the ex-dividend or distribution, or the record date for the subdivision, reverse stock split or comparable reclassification, then, in each such case, the Nextel Closing Price or the Nextel Signing Price shall be properly adjusted to take into account ex-dividend trading. The closing price for each Trading Day shall be the last sale price, or, in case no sale takes place on such day, the average of the closing bid and ask prices, in either case, as reported by the NASDAQ National Market. For purposes of this Agreement, the term "Trading Day" shall mean a day on which the NASDAQ National Market is open for business.

    Section 1.05   Purchase Price Adjusted for Channels Not Delivered.

            (a) If at the time of the Closing the aggregate value of Channels not Delivered by Chadmoore exceeds $3,200,000, then the value of each Channel that is not Delivered will reduce the Adjusted Enterprise Value by the value of such Channel. Channels shall be valued as set forth on Schedule 1.05. If at the time of the Closing any Channel set forth on Schedule 1.01(a)(2) is not delivered by Chadmoore, there shall be no adjustment to the Adjusted Enterprise Value; provided, however, that the value of any such Channel that is Delivered at the Closing shall be offset against any reduction to the Adjusted Enterprise Value pursuant to the first sentence of this Section 1.05(a).

            (b) A Channel shall be "Delivered" by Chadmoore if at the Closing
Date: (i) the FCC license for such channel has been granted to Chadmoore or a Chadmoore Subsidiary by a Final Order; (ii) there is a Final Order approving a transfer of control of that license to Nextel; (iii) if unconstructed or deconstructed, there are at least one hundred eighty (180) days remaining before the construction or reconstruction deadline applicable to that channel; (iv) there is no co-channel license located within 54.7 miles of the channel, except for co-channel licenses that are Chadmoore, Chadmoore Subsidiaries, or licenses controlled by Nextel or which was incompliance with the FCC's short-spacing table on the date the license was initially granted; (v) the channel is set forth on Schedule 1.02(a)(1) and is either a land mobile 800 MHz, 900 MHz or 450 MHz frequency, for specialized mobile radio ("SMR") use, or a frequency allocated for public safety, industrial land transportation or business where the radio service classification has been converted to commercial service classification (i.e., YX or GX radio service type); (vi) the channel is granted pursuant to a primary license; (vii) such channel is a discrete frequency within the applicable market and not subject to any cross border frequency sharing or channel coordination or similar arrangement, taking into account all frequencies deemed Delivered pursuant to this Agreement in that market; (viii) the license for or including the channel is not subject to (A) any agreement to be sold to a third party, or
(B) any option or right of first refusal in favor of any third party; (ix) except as approved by Nextel and set forth on Schedule 2.24, there is no contract right of any third party or FCC order otherwise encumbering or limiting the use of the license; (x) except as set forth in any Schedule referencing this Section, which amounts shall be paid in full by Chadmoore within ten (10) day of the Closing, no consideration is due to any person in connection with the channel; and (xi) the channel is not subject to any finders' preference action or otherwise included within any proceeding commenced or asserted by a third party (other than Nextel) or any regulatory agency, including, without limitation, the FCC, that could result in a take-back, termination, cancellation or nonrenewal of the relevant licenses.

    Section 1.06 Adjustment for Nextel Funding. Not less than three (3) days prior to the Closing, Chadmoore shall provide Nextel with written notice as to the aggregate amount of cash it will deliver to Nextel at the Closing to repay some or all of the Advances (as defined in Section 5.04) (the "Repayment Amount"). The Advances, as reduced by the Repayment Amount, shall be subtracted from $160,000,000 (as adjusted pursuant to Section 1.05) to determine the Adjusted Enterprise Value.

    Section 1.07   Other Adjustments; No Fractional Shares.

            (a) If any of the following transactions (each a "Special Transaction") becomes effective: (i) a capital reorganization, combination or reclassification of the capital stock of Nextel; (ii) a consolidation or merger of Nextel with another entity; or (iii) a sale or conveyance of all or substantially all of Nextel's assets, then provision shall be made whereby Chadmoore shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified herein, and in lieu of the Nextel Shares otherwise deliverable hereunder, such shares of stock, other voting securities, cash or other assets as may be issued or payable in and pursuant to the terms of such Special Transaction with respect to or in exchange for the number of shares of Common Stock equal to the number of Nextel Shares issuable hereunder had such Special Transaction not taken place. In connection with any Special Transaction, appropriate provision will be made with respect to the provisions of this Agreement (including, without limitation, provisions for any adjustment of Section 1.04) to the end that this Agreement shall thereafter provide for delivery of shares of stock, other voting securities, cash or other assets as were delivered for Nextel Shares in connection with the Special Transaction.

            (b) Notwithstanding any other provision of this Agreement, no fractional Nextel Shares shall be issued in accordance with the transactions contemplated herein. In lieu of issuance of any fractional Nextel Shares, cash adjustments will be paid to Chadmoore in respect of any fractional Nextel Shares that would otherwise be issuable. Wherever in this Agreement it is contemplated that, in connection with the Reorganization, cash payment shall be made in lieu of a fractional share, Nextel may deliver to Chadmoore a number of whole shares, determined by rounding up to the nearest whole share, and thereupon shall be relieved of any obligation hereunder to make cash payments to Chadmoore in lieu of any fractional share interest.

    Section 1.08   Assignability and Consents.

            (a) Required Consents. Schedule 2.25 sets forth a list of all Assets, including, without limitation, permits, System Contracts, Channels and Licenses, that are non-assignable or non-transferable or cannot be subleased to Nextel or Acquisition Sub without the consent of some other individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company or similar entity or any governmental entity (collectively, "Person"). Promptly after the public announcement by Chadmoore of this Agreement and the transactions contemplated herein, Chadmoore shall use all commercially reasonable efforts to obtain all consents, novations, approvals, authorizations, requirements (including filing and registration requirements), waivers and agreements ("Consents") from any Persons necessary to authorize, approve or permit the full and complete sale, conveyance, assignment, sublease or transfer of the Assets, and to consummate and make effective the transactions contemplated by this Agreement and to continue such efforts as may be required after the Closing Date to facilitate the full and expeditious transfer of legal title, or the sublease, as the case may be, of the Assets.

            (b) Nonassignable Items. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an Agreement to sell, convey, assign, sublease or transfer any Assets, including permits, System Contracts, Channels and Licenses, if an attempted sale, conveyance, assignment, sublease or transfer thereof, without the Consent of any Person would constitute a breach of, or in any way affect the rights of Chadmoore or Nextel or Acquisition Sub with respect to such Asset ("Nonassignable Items"). Chadmoore shall use its commercially reasonable efforts and Nextel and Acquisition Sub shall cooperate in seeking to obtain all Consents and to resolve all impracticalities of sale, conveyance, assignment, sublease or transfer necessary to convey to Nextel or Acquisition Sub all Nonassignable Items without any change to the terms of such items. If any such Consents are not obtained and satisfied or if an attempted sale, conveyance, assignment, sublease or transfer would be ineffective, Chadmoore and its appropriate affiliates shall at the Closing enter into such arrangements (including related written agreements) as Nextel may reasonably request in order to fairly compensate Nextel for the net loss of, or to provide to Nextel the benefit of, any such Nonassignable Items (it being acknowledged that such arrangement may include obligations imposed on Chadmoore and such affiliates promptly to pay to Nextel when received all monies and other items of value received by Chadmoore and such affiliates under such Nonassignable Item; provided, however, that Chadmoore shall have no obligation to provide Nextel the benefit of any Nonassignable Item until Nextel has used its commercially reasonable efforts to resolve such impracticality).

            Section 1.09 Tax Consequences. The parties intend that for United States Federal income tax purposes, (a) the sale of Assets shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Code, and (b) this Agreement shall constitute a "plan of reorganization" for purposes of Section 354 and Section 361 of the Code.

ARTICLE 2       REPRESENTATIONS AND WARRANTIES OF CHADMOORE

         Chadmoore represents and warrants to Nextel and Acquisition Sub that:

    Section 2.01   Corporate Organization.

            (a) Chadmoore has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Colorado and has the corporate power and authority to own or lease its properties and to conduct its business as it has been and is now being conducted. The copies of the Articles of Incorporation of Chadmoore, certified by the Secretary of the State of Colorado, and its By-Laws, certified by the Secretary of Chadmoore, previously made available by Chadmoore to Nextel, are true, correct and complete.

            (b) The subsidiaries of Chadmoore existing on the date of this Agreement are listed on the Schedules with reference to this Section (collectively, the "Subsidiaries"). Except for Subsidiaries of Chadmoore that have been merged into Chadmoore since the Signing Date, each of the Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the state of its incorporation or has been duly organized and is validly existing as a limited liability company under the laws of the state of organization, as set forth on the Schedules with reference to this Section and has the corporate or limited liability company, as the case may be, power and authority to own or lease its properties and to conduct its business as it has been and is now being conducted.

            (c) Chadmoore and each Subsidiary are duly licensed or qualified and in good standing as a foreign corporation or limited liability company in all jurisdictions identified on the Schedules with reference to this Section and such jurisdictions are the only ones in which their ownership of property or the character of their activities is such as to require them to be so licensed or qualified.

    Section 2.02   Subsidiaries and Other Entities.

            (a) All the outstanding capital stock or membership interests of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable. Except as set forth on the schedules with reference to this Section, Chadmoore owns all the issued and outstanding capital stock or membership interest of each Subsidiary. Except as set forth on the Schedules with reference to this Section, Chadmoore holds all the issued and outstanding capital stock or membership interest of each Subsidiary free and clear of any mortgage, pledge, security interest, encumbrance, lien, claim or charge of any kind. As of the Closing, Chadmoore shall hold all the issued and outstanding capital stock or membership interest of each Subsidiary free and clear of any mortgage, pledge, security interest, encumbrance, lien, claim or charge of any kind.

            (b) There are no warrants, options, subscriptions, other convertible instruments, and no commitments, obligations, or agreement (whether firm or conditional) pursuant to which Chadmoore or any Subsidiary is or may be obligated to issue, transfer, deliver or sell shares of capital stock or membership interest of any Subsidiary or other securities of any Subsidiary.

            (c) Except for the Subsidiaries, and except as set forth in the Schedules with reference to this Section, none of Chadmoore or the Subsidiaries has any direct or indirect subsidiaries, nor do any of them own, directly or indirectly, any partnership, equity, profit, participation or similar ownership interest in any Person.

    Section 2.03   Corporate Authorization.

            (a) The Board of Directors of Chadmoore, by unanimous vote of all directors at a meeting duly called and held, has resolved to submit this Agreement to and recommend approval of this Agreement by the shareholders of Chadmoore.

            (b) Chadmoore has all necessary corporate power and authority to enter into this Agreement and to perform all of the obligations to be performed by it hereunder. The execution, delivery and performance of this Agreement by Chadmoore has been duly authorized by the Board of Directors of Chadmoore, and, at the closing, will have been duly authorized by the shareholders of Chadmoore. Upon the execution and delivery hereof by, respectively, Nextel and Acquisition Sub, this Agreement will constitute the valid and legally binding obligations of Chadmoore, enforceable against Chadmoore in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, reorganization, insolvency or other similar laws affecting creditors' rights generally, by equitable principles of general applicability with respect to the availability of equitable remedies, or by public policies applicable to securities law.

            (c) The Board of Directors of Chadmoore received an opinion of Berwind Financial L.P., its financial advisor, at or before the Board meeting (prior to the approval vote) described in Section 2.03(a) above, to the effect that the consideration to be received by Chadmoore's shareholders in the Reorganization is fair to the shareholders from a financial point of view. Chadmoore has provided Nextel with a correct and complete copy of the engagement letter between Berwind Financial L.P. and Chadmoore.

    Section 2.04   Compliance with Laws.

            (a) Except as set forth in the Schedules with reference to this
Section:

                (i) neither Chadmoore nor any Subsidiary is currently in violation (nor is any of them currently liable or otherwise currently responsible with respect to prior violations) of any statute, law or regulation applicable to any of their presently or formerly owned properties or to the conduct of their current or past businesses;

                (ii) none of the processes followed, results obtained, services provided or products made, modified or installed by any of them (in the ordinary course of their businesses or otherwise), or by any managers with respect to SMR Licenses held by any of Chadmoore or its Subsidiaries (pursuant to Third-Party Management Agreements or otherwise) or by Chadmoore or its Subsidiaries in the management or operation of SMR Licenses managed by any of them (pursuant to Chadmoore Management Agreements or otherwise), violate any statute, law or regulation applicable thereto;

                (iii) none of (A) the businesses of Chadmoore or any Subsidiary;
(B) the processes, results, services or products performed, sold or otherwise made available by Chadmoore or any Subsidiary; (C) the processes, results, services or products performed, sold or otherwise made available by any manager with respect to SMR Licenses held by Chadmoore or any Subsidiary (pursuant to Third-Party Management Agreements or otherwise); or (D) the processes, results, services or products performed, sold or otherwise made available by Chadmoore or any Subsidiary in the management or operation of SMR Licenses managed by any of them (pursuant to Chadmoore Management Agreements or otherwise) violates any applicable law or regulation relating to air, water or noise pollution or employee health and safety or the production, storage, labeling, transportation or disposition of solid waste or hazardous or toxic substances;

                (iv) Chadmoore, its Subsidiaries, each of the managers with respect to SMR Licenses held by Chadmoore or a Subsidiary, and Chadmoore and its Subsidiaries in their capacities as managers under Chadmoore Management Agreements, has each timely obtained all licenses and permits and timely filed all reports required to be filed under any such applicable laws or regulations;

                (v) neither Chadmoore, its Subsidiaries nor any other Person has stored, dumped or otherwise disposed of any chemical substances, including any "Hazardous Substances," "Pollutants" or "Contaminants" (as such terms are defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA")) on, beneath or about any of the properties of Chadmoore or its Subsidiaries; or

                (vi) none of Chadmoore, its Subsidiaries or any of their respective managers (with respect to SMR Licenses held by Chadmoore or a Subsidiary) has received written notice that it is a "potentially responsible party" under any environmental law or of any violation of any environmental, zoning or other land use ordinance, law or regulation relating to the operation of its or their businesses, or to any of the processes followed, results obtained, services provided or products made, modified or installed (in the ordinary course of its or their businesses or otherwise), including, but not limited to, the Toxic Substances Control Act of 1976, as amended, the Resource Conservation Recovery Act of 1976, as amended, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, CERCLA or the Occupational Safety and Health Act of 1970, as amended, nor are Chadmoore and any Subsidiary aware of any such violation.

            (b) Chadmoore has listed in the Schedules with reference to this Section all environmental reports known to Chadmoore or its Subsidiaries relating to any owned or leased real property of Chadmoore or its Subsidiaries and has previously delivered to Nextel a true, correct and complete copy of each report so listed.

    Section 2.05 No Conflict. Except as set forth in the Schedules with reference to this Section and subject to the adoption and approval of this Agreement by the shareholders of Chadmoore, the execution and delivery of this Agreement by Chadmoore and the consummation of the transactions contemplated hereby do not, and will not constitute an event which, after notice or lapse of time or both would:

            (a) violate any provision of, or result in the breach of, or accelerate or permit the acceleration of the performance required by: (i) the terms of, any applicable law, rule or regulation of any governmental body; (ii) the Articles of Incorporation or By-Laws or Certificate of Formation or Operating Agreement, as the case may be, of Chadmoore or any Subsidiary; (iii) any indenture, material agreement, or other material instrument to which Chadmoore or any Subsidiary is a party or by which Chadmoore or any Subsidiary may be bound; or (iv) any order, judgment or decree applicable to any of them; or

            (b) terminate or result in the termination of any indenture, material agreement or other material instrument, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Chadmoore or any Subsidiary under any agreement to which any of them is a party.

    Section 2.06 Litigation. Except as set forth in the Schedules with reference to this Section, there are no actions, suits, proceedings, claims or investigations formally instituted and pending or, to the knowledge of Chadmoore and its Subsidiaries, threatened against or specifically affecting Chadmoore or any Subsidiary or involving any of their properties or assets, at law or in equity, or before or by any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any arbitration panel or alternative dispute resolution body. Except as set forth in such Schedule, neither Chadmoore nor any Subsidiary is subject to or is in default under, any order, writ, injunction or decree of any court or Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any arbitration panel or alternative dispute resolution body.

    Section 2.07   Insurance. Set forth in the Schedules with reference to this
Section is a list of (a) all insurance policies held by Chadmoore or any Subsidiary (indicating the insurer, type, amount and term of coverage, deductible, description of vehicles, latest property insurable values by location (100% replacement value), workers' compensation payroll (separately for clerical, sales and technical employees), and additional named insureds with respect to each such policy); and (b) all claims pending under any of such insurance policies. Except as set forth in the Schedules, all of these policies are in full force and effect and all premiums due thereon have been paid or accrued and there are no retroactive experience-based premium adjustment features in any policy.

    Section 2.08 Intellectual Property. Except for the name of Chadmoore and except as set forth in the Schedules with reference to this Section, there are no patents or patent applications; trademarks, service marks, trade dress, trade names, corporate names or any applications to register any of the foregoing marks or names; copyrights or copyright registrations; or any licenses to or from third parties with respect to any of the foregoing (including, without limiting the generality of the foregoing, all computer software, data and documentation) relating to Chadmoore's or the Subsidiaries' Business. Except as set forth in the Schedules with reference to this Section, (i) to the knowledge of Chadmoore, neither of Chadmoore nor any Subsidiary has infringed, misappropriated or otherwise conflicted with any proprietary rights of any third parties; (ii) Chadmoore is not aware of any infringement, misappropriation or conflict which will occur as a result of the continued operation of Chadmoore's or the Subsidiaries' Business; and (iii) neither Chadmoore nor any Subsidiary has received any notices of any infringement or misappropriation from any third party.

    Section 2.09 Assets. Chadmoore has delivered to Nextel a Schedule (which makes reference to this Section) that lists all of the Assets (the "Asset List").

    Section 2.10 Financial Statements. Chadmoore has previously delivered to Nextel the following financial statements (including any notes thereto), all of which have been prepared in accordance with generally accepted accounting principles consistently applied ("GAAP") throughout the periods involved and present fairly in all material respects the consolidated financial position of Chadmoore and its Subsidiaries, at the dates stated in such financial statements and the results of their operations for the periods stated therein (subject in the case of the financial statements referenced in paragraph (b) to the absence of notes and to normal year-end adjustments):

            (a) a Consolidated Balance Sheet at December 31, 1999, and a Consolidated Statement of Operations, Statement of Stockholders' Equity and Consolidated Statement of Cash Flows for the year ended December 31, 1999 which have been audited by and that are accompanied by the report of Arthur Andersen LLP; and

            (b) a Consolidated Balance Sheet at June 30, 2000 and a Consolidated Statement of Operations, and a Consolidated Statement of Cash Flows for the six months ended June 30, 2000

    Section 2.11 Liabilities. Chadmoore and its Subsidiaries do not have any liability or obligation, secured or unsecured (whether accrued, absolute, contingent or otherwise), except:

            (a) trade payables and accrued expenses incurred in the ordinary course of business and consistent with past practices for which the stated due date has not passed ("Current Payables");

            (b) those liabilities or obligations (for which the stated due date has not passed) relating to operating contracts or leases entered into in the ordinary course of business consistent with past practice;

            (c) liabilities and obligations of the type shown on Chadmoore's balance sheet at June 30, 2000 that was previously delivered to Nextel (the "June 30 Balance Sheet") and any increase in the amount of such liabilities after June 30, 2000 was either (1) consented to in writing by Nextel, or (2) incurred by Chadmoore or any Subsidiary in the ordinary course of business after such date; and

            (d) other liabilities or obligations that do not exceed $50,000 individually and do not exceed $200,000 in the aggregate or that are set forth in the Schedules with reference to this Section specifically identified (and, to the extent reasonably ascertainable, have been identified by type, source and dollar amount).

    Section 2.12 Transactions Not in the Ordinary Course. Except as set forth on the Schedules with reference to this Section, during the period commencing July 1, 2000 and ending on the date of this Agreement, neither Chadmoore nor any Subsidiary has:

            (a) incurred any liability or obligation not in the ordinary course of business or entered into any transaction other than in the ordinary course of business the value of which did not exceed $20,000 individually and did not exceed $200,000 in the aggregate;

            (b) mortgaged, pledged or subjected to lien, charge or any other encumbrance, any of the Assets;

            (c) sold or transferred, or agreed to sell or transfer, or acquired or agreed to acquire any SMR Licenses; or

            (d) sold or transferred any of its other assets, tangible or intangible, the value of which did not exceed $10,000 individually and did not exceed $100,000 in the aggregate except, in each case, in the ordinary course of business.

    Section 2.13 Capital Projects. Set forth in the Schedules with reference to this Section is a description of all capital projects currently committed for or authorized by Chadmoore for (a) SMR Systems and (b) all other capital projects involving the expenditure of more than $50,000 in any single case or more than $200,000 in the aggregate.

    Section 2.14 Taxes. Except as set forth in the Schedules with reference to this Section, the Subsidiaries have been included in a consolidated Federal income tax return filed by Chadmoore. Except as set forth in the Schedules with reference to this Section:

            (a) Chadmoore, on behalf of itself and its Subsidiaries (collectively, "Chadmoore/Chadmoore Subs"), has duly and timely filed with all appropriate Federal, foreign, state and local governmental agencies all tax returns and reports required to be filed by it;

            (b) all taxes shown to be on such returns have been or paid in full or provided for in full;

            (c) Chadmoore/Chadmoore Subs has not executed or filed with any taxing authority any agreement extending the period for assessment or collection of any taxes;

            (d) Chadmoore/Chadmoore Subs is not a party to any pending audit, inquiry, action or proceeding, nor has Chadmoore/Chadmoore Subs been notified in writing of the inception of any such audit, inquiry, action or proceeding by any Federal, foreign, state or local governmental entity or municipality or subdivision thereof or any authority, department, commission, board, bureau, agency, court or instrumentality for the assessment or collection of taxes; and

            (e) no deficiency or assessment notices or reports or statements of tax due have been received by Chadmoore/Chadmoore Subs in respect of any of its tax returns.

    Section 2.15 Bank Accounts; Employees. Set forth in the Schedules with reference to this Section is a complete list of:

            (a) all banks in which Chadmoore or any Subsidiary has an account or safe deposit box and the names of all Persons authorized to draw thereon or have access thereto;

            (b) the current fixed annual rate of compensation (plus total cash compensation broken down between fixed and bonus components for fiscal year
1999) as of the date of such list for each of the five (5) then highest paid employees of Chadmoore and each Subsidiary for the current fiscal year and a summary of the basis on which each such Person is compensated if such basis is other than exclusively a fixed salary rate;

            (c) the names of all Persons holding powers of attorney from Chadmoore and each Subsidiary and a summary statement of the terms thereof; and

            (d) the name of each Person who is an "affiliate" of Chadmoore for purposes of Rule 145 under the Securities Act.

    Section 2.16 Real Estate. The Schedules with reference to this Section list all real estate, real estate options and leaseholds owned or held by Chadmoore or any Subsidiary. Except as set forth on the Schedules with reference to this Section, there are no title defects, issues of validity or enforceability, deficiencies in rights of possession or use or similar matters relating to or affecting any real estate owned or leased, or which is subject to an option to buy, sell or lease, of or by Chadmoore or any Subsidiary. Except for Permitted Liens or as set forth in the Schedules with reference to this Section, Chadmoore or a Subsidiary, as the case may be, has good and marketable title in fee simple to all real estate owned by it and good leasehold interests in all of its leaseholds, none of which interests will be adversely affected by the transactions contemplated hereby, and each lease with an initial term of more than one year is, to the knowledge of Chadmoore and its Subsidiaries, enforceable against the lessor thereunder and Chadmoore or its Subsidiary, as the case may be, enjoys quiet possession of all leaseholds.

    Section 2.17 Title to Assets. Except as set forth on the Schedules with reference to this Section, each of Chadmoore and its Subsidiaries has good and marketable title to all of the Assets. Except for the Excluded Assets, the Assets are the only assets properties, rights and interests used by Chadmoore or its Subsidiaries in connection with the Business. All of the Assets are in good operating condition and repair, subject to normal wear and tear, and are adequate and sufficient for the uses to which they are put in the Business. Except for liens or encumbrances set forth in the Schedules with reference to this Section (which identifies those that will be removed prior to the Closing), none of the Assets is subject to any lien or encumbrance other than (a) any liens securing Current Payables;(b) any liens or encumbrances connected with operating leases entered into in the ordinary course of business consistent with past practice;(c) such other encumbrances that do not secure indebtedness and do not materially detract from the value of, or interfere with the present or future use of, the property subject thereto and affected thereby or otherwise materially impair the business, financial condition, results of operations or operations of Chadmoore and its Subsidiaries, taken as a whole; or (d) as otherwise disclosed to and approved by Nextel in writing (collectively, "Permitted Liens").

    Section 2.18   Contracts.

            (a) Except as set forth in the Schedules with reference to this Section, neither Chadmoore nor any Subsidiary (nor any of the Assets) is a party to or bound by any (collectively, the "Contracts"):

                (i) agreement or other arrangement not made in the ordinary course of business, involving payments or receipts in excess of $25,000 individually or more than $100,000 in the aggregate;

                (ii) employment or consulting contract or agreement;

                (iii) contract with any labor union;

                (iv) employee benefit plan (within the meaning of Section 3(3) of ERISA) or other plan, agreement or arrangement (oral or written) providing compensation to any Person who provides services to Chadmoore or its Subsidiaries;

                (v) lease or management agreement relating to the use or operation of an SMR Channel;

                (vi) other lease with respect to real or personal property, whether as lessor or lessee, involving lease payments in excess of $50,000 per annum or $200,000 in the aggregate;

                (vii) contract or commitment for the purchase of raw materials or supplies or the sale of products involving more than $50,000 per annum or $200,000 in the aggregate;

                (viii) indenture, agreement, note, mortgage, guaranty or other writing which evidences or relates to any loan of money to, or indebtedness for money borrowed by, Chadmoore or any Subsidiary;

                (ix) license agreement or other contract or agreement relating to patents, trademarks, trade names, techniques or copyrights or applications for any thereof, inventions, trade secrets or other proprietary know-how or technical assistance;

                (x) any loan to officers, directors or employees of Chadmoore or any Subsidiary (all of which loans will be repaid in full by the Closing); or

                (xi) any agreement relating to any direct or indirect acquisition of SMR Licenses in the case of any of the foregoing, whether written or oral (and, in the case of oral commitments, with Chadmoore providing an accurate written summary of all material terms to Nextel).

            (b) Except as set forth in such Schedule, neither Chadmoore nor any Subsidiary, nor, to the knowledge of Chadmoore, any other party thereto, is in default under the terms of any commitments described in Subsections 2.18(a).

    Section 2.19 Brokers. Except for fees paid to Berwind Financial L.P., neither Chadmoore nor any Subsidiary has directly or indirectly dealt with anyone acting in the capacity of a finder or broker and none of them has incurred nor will they incur any obligation for any finder's or broker's fee or commission in connection with this Agreement or the transactions contemplated hereby.

    Section 2.20 Special Liabilities; Warranties. Except as set forth on the Schedules with reference to this Section, (a) neither Chadmoore nor any Subsidiary has any liability under any contracts under which the consideration to be paid or received by Chadmoore or a Subsidiary is determined in whole or in part based on profits or operating results, nor are there any contingent payments owing to any Person in connection with the acquisition of any business, entity, frequency or channel by Chadmoore or a Subsidiary; (b) neither Chadmoore nor any Subsidiary has extended any warranties to their respective customers, except those that each of them is authorized to extend on behalf of product manufacturers; (c) neither Chadmoore nor any Subsidiary is now subject to any outstanding, pending or, to the knowledge of Chadmoore, threatened claims based on warranty coverage; and (d) there are no pending or threatened claims by any manufacturer or vendor of equipment to disallow or invalidate manufacturers' warranty coverage.

    Section 2.21 Employee Benefit Matters. Except as set forth on the Schedules with reference to any particular subsection of this Section:

            (a) Chadmoore does not have and never has had any obligation to contribute to any "multiemployer plan" (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended). Chadmoore does not maintain, contribute to, or have any liability under or with respect to any plan or arrangement, whether or not terminated, which provides or provided medical, health, life insurance of other welfare-type benefits for current or future retired or terminated employees (except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state law).

            (b) Chadmoore does not maintain, contribute to or have any liability under or with respect to any plan or arrangement providing benefits to current or former employees, directors, consultants or independent contractors including any bonus plan, plan for deferred compensation, employee health or other welfare benefit plan or other arrangement, whether or not terminated (any such plan or arrangement, an "Employee Plan"). For purposes of this Section 2.21, "Chadmoore" includes all organizations that now are or that have been, within the past six years, considered with Chadmoore to be a single employer pursuant to Section 414 of the Code. Chadmoore previously has made available to Nextel true, complete and correct copies of each of the Employee Plans, including all amendments thereto, and any other documents or other instruments relating thereto.

            (c) All Employee Plans are being, and have been, maintained, operated and administered in all material respects in accordance with their respective terms and in compliance with all applicable laws.

            (d) The execution, delivery and performance of this Agreement will not, either alone or in conjunction with any other event or events, (i) constitute a stated triggering event under any Employee Plan that will result in any payment (whether of severance pay or otherwise) becoming due from Chadmoore or any Subsidiary to any present or former officer, employee, director, shareholder or consultant, or former employee (or dependents of any thereof), or
(ii) accelerate the time of payment or vesting, or increase the amount, of compensation due to any employee, officer, director, shareholder or consultant of Chadmoore or any Subsidiary.

            (e) Chadmoore's financial statements at and for the six months ended June 30, 2000 contain and, at and for the period ending on the Closing, will contain adequate accruals for (i) bonuses, sales commissions and vacation pay earned but not received as of such dates, and (ii) incurred or continuing but unpaid claims under Employee Plans not funded by insurance.

    Section 2.22 Materially Correct. Article 2 of this Agreement together with the Schedules referenced herein does not contain any untrue statement of a material fact.

    Section 2.23 Information. Chadmoore has filed all reports required to be filed with the Securities and Exchange Commission (the "SEC") during the period from January 1, 1999 to the Signing Date (excluding any such reports dealing with the execution and delivery of this Agreement or any related agreements) (collectively, the "Chadmoore Reports"). None of the Chadmoore Reports, as of their respective dates (as amended through the Signing Date), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations made in this Section shall also be deemed to be made by Chadmoore to Nextel immediately prior to the Closing, but with reference to all information filed with the SEC prior to the Closing.

    Section 2.24   Regulatory Matters.

            (a) Definitions. For purposes of this Agreement, the following terms shall have the indicated meanings:

                "FCC License" shall mean any paging, mobile telephone, SMR or other license, permit, consent, certificate of compliance, franchise, approval or authorization of any type granted or issued by the FCC, including, without limitation, any of the foregoing authorizing the acquisition, construction or operation of an SMR System, radio paging system or other radio communications system.

                "Chadmoore Management Agreement" shall mean any management or other agreement (other than a loading agreement) pursuant to which Chadmoore or a Subsidiary agrees to manage or to perform other services (other than loading) with respect to SMR Licenses held by another Person in exchange for either the right to receive a portion of the revenues derived from such SMR Licenses or the right to purchase such SMR Licenses or any loading agreement pursuant to which such Subsidiary is loading SMR Licenses held by another Person in exchange for either the right to receive a portion of the revenues derived from such SMR Licenses in excess of 25% of the aggregate revenues derived from such SMR Licenses or the right to purchase such SMR Licenses.

                "SMR License" shall mean an FCC License authorizing the construction, ownership and operation of an SMR system in the 800 or 900 MHz band issued pursuant to 47 CFR Part 90 of the Rules and Regulations of the FCC.

                "SMR System" shall mean an SMR system licensed under 47 CFR Part 90 of the Rules and Regulations of the FCC.

                "SMR Units" shall mean the number of mobile and control stations (within the meaning of 47 CFR Part 90 of the Rules and Regulations of the FCC) subscribing to SMR Systems licensed to or managed by Chadmoore or a Subsidiary excluding, however, any such units which are subject to a Third-Party Management Agreement if the respective third party has a right to purchase the SMR Licenses which are subject to such Third-Party Management Agreement.

                "Third-Party Management Agreement" shall mean any management or other agreement (other than a loading agreement) pursuant to which a Person (other than Chadmoore or a Subsidiary) is managing SMR Licenses held by Chadmoore or a Subsidiary or any loading agreement pursuant to which a Person (other than Chadmoore or a Subsidiary) is loading SMR Licenses held by Chadmoore or a Subsidiary in exchange for the right to receive a portion of the revenues derived from such SMR Licenses in excess of 25% of the aggregate revenues derived from such SMR Licenses.

            (b) License Information. Schedule 2.24 sets forth a true and complete list of the following information for each FCC License issued to or operated by Chadmoore or its Subsidiaries (including all FCC Licenses subject to a Chadmoore Management Agreement):

                 (i) for all FCC Licenses (including all SMR Licenses), the name of the licensee, the name of the seller(s), the call sign, the transmitter location (by site coordinates and city), the category or type of service (e.g., paging, SMR, etc.), the frequency or frequencies authorized, and operating entity;

                 (ii) in the case of SMR Licenses, the number of channels authorized, the number of channels constructed, whether the license is for a conventional or trunked SMR System, the applicable loading date, whether the SMR License is subject to a Finders Preference, whether the SMR License is operating under Special Temporary Operating Authority ("STA") and the applicable STA expiration date, and whether the SMR License is managed by Chadmoore pursuant to a Chadmoore Management Agreement or by any other Persons pursuant to a Third-Party Management Agreement;

                 (iii) each holder of any such FCC License that is neither wholly-owned by Chadmoore nor owned entirely by unaffiliated Persons and managed by Chadmoore; and

                 (iv) for all FCC Licenses (including SMR Licenses), whether such FCC Licenses are subject to rights of first refusal, options and other such rights or obligations in existence on the Signing Date, including, without limitation, entitlements to acquire additional ownership interests, which may affect the ownership interests of Chadmoore.

            (c) Condition of Systems. All of the properties, equipment and systems owned and/or operated by Chadmoore and related to the FCC licenses set forth on a Schedule with reference to this Section are, and any such properties, equipment and systems added in connection with any contemplated system expansion or construction prior to the Closing will be, in compliance with all standards or rules imposed by any governmental agency or authority (including, without limitation, the FCC, the Federal Aviation Administration and (if applicable), any public utilities commission or other state or local governments or instrumentalities) applicable to Chadmoore or its operation of the properties, equipment and systems or as imposed under any agreements with customers. All of the equipment and systems owned and/or operated by Chadmoore are in good repair and working order, ordinary wear and tear excepted.

            (d) Fees; License Compliance. Chadmoore has paid or will pay at Closing all franchise, license or other fees and charges which have become due in respect of the Business and has made appropriate provision as is required by GAAP, consistently applied, for any such fees and charges which have accrued. Except as set forth in a Schedule with reference to this Section, Chadmoore has duly secured all necessary permits, licenses, consents and authorizations from, and has filed all required registrations, applications, reports and other documents with, the FCC and, if applicable, any public utilities commission and other entity exercising jurisdiction over the SMR businesses, radio paging businesses and other radio communications businesses of Chadmoore or the construction of delivery systems therefor, as such businesses are currently conducted. Chadmoore or a Subsidiary holds or has the contractual right to obtain the FCC Licenses specified on a Schedule with reference to this Section and, except as indicated in such Schedule, all such FCC Licenses are valid and in full force and effect without conditions except for such conditions as are stated on the FCC License or as are generally applicable to holders of similarly situated FCC Licenses. Chadmoore has filed with the FCC prior to any applicable deadline a complete and accurate application for rejustification of any unconstructed or deconstructed FCC License related to previously granted or requested wide area Enhanced Specialized Mobile Radio ("ESMR") licenses. Except as set forth on a Schedule with reference to this Section, with regard to FCC Licenses related to wide area ESMR frequencies, neither Chadmoore nor any of its Subsidiaries is subject to a short space agreement or any other agreement, FCC waiver or otherwise applicable regulations encumbering or limiting the use of such FCC License. Except as set forth on a Schedule with reference to this Section, to the knowledge of Chadmoore all applicable loading requirements with respect to any SMR Licenses listed on such Schedule have been met and Chadmoore has taken every reasonable action to cause the same to be loaded in compliance with FCC regulations. Except as set forth on a Schedule with reference to this Section, no event has occurred and is continuing which could (i) result in the revocation, termination or adverse modification of any FCC License listed on such Schedule, or (ii) adversely affect any rights of Chadmoore thereunder. Except as indicated on a Schedule with reference to this Section, Chadmoore has no reason to believe and no knowledge that all of the FCC Licenses specified on a Schedule with reference to this Section will not be renewed in the ordinary course. Except with regard to any planned enhanced SMR Systems of Chadmoore and except as shown on a Schedule with reference to this Section, Chadmoore has sufficient time, materials, equipment, contract rights and other required resources to complete, in a timely fashion and in full, construction of all the SMR Systems, radio paging and other radio communications systems associated with the FCC Licenses listed on a Schedule with reference to this Section in compliance with all applicable technical standards and construction requirements and deadlines. Except as set forth on a Schedule with reference to this Section, the current ownership and operation by Chadmoore of such SMR Systems, radio paging and other radio communications systems comply with the Communications Act of 1934, as amended (the "Communications Act"), and all applicable rules, regulations and policies of the FCC.

            (e) Management Agreements. Set forth on a Schedule with reference to this Section is a complete and correct list of all Chadmoore Management Agreements (and associated option agreements, if any) and Third-Party Management Agreements to which Chadmoore or any Subsidiary is a party that correctly identifies the manager under each such agreement and the holder of the SMR Licenses which are the subject of such agreements, the transmitter locations (by address), and number of channels covered by such SMR Licenses, the term of such agreements, any options or calls (and the respective option or call prices as well as the time period in which any option or call must be exercised or made) in favor of any party to such agreements to purchase or sell any interest in such SMR Licenses and the respective fees or revenues payable or receivable under any such agreements. All Management Agreements are on one of three forms of management agreement that Chadmoore has previously provided to Nextel. Except as set forth on a Schedule with reference to this Section, to the knowledge of Chadmoore the terms of all such Chadmoore Management Agreements and Third-Party Management Agreements and the operation of each SMR System pursuant thereto comply with the Communications Act and all applicable rules, regulations and policies of the FCC. Except as set forth on a Schedule with reference to this Section, none of the channels licensed to Chadmoore or its Subsidiaries are subject to a Third-Party Management Agreement. Each Chadmoore Management Agreement includes an option allowing Chadmoore or a Subsidiary to purchase the channels that are subject to that agreement and no such option will be adversely affected by this Agreement.

    Section 2.25 Approvals. Set forth on a Schedule with reference to this Section are all of the Consents that must be obtained or satisfied by Chadmoore to transfer the Assets, including, without limitation, all Consents that must be obtained pursuant to Section 1.10(a). All Consents prescribed by any law or regulation, or any contract, agreement, commitment or undertaking, and which must be obtained or satisfied by Chadmoore for the consummation of the transactions contemplated by this Agreement, or for the continued performance by them of their rights and obligations thereunder, have been, or shall by the Closing have been, made, obtained and satisfied.

    Section 2.26 Information in Registration Statement. The information, regarding Chadmoore, its subsidiaries and affiliates, included in the Registration Statement referred to in Sections 4.4 and 5.2 of this Agreement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    Section 2.27 Current Funding Requirements. The $5,200,000 being advanced on or as soon as reasonably practicable after the Signing Date will cause Chadmoore's obligations to be current as of such date (including any deferred obligations). The cash flow statement prepared by Chadmoore and attached hereto as Annex A accurately reflects in all material respects the cash flow of Chadmoore and its Subsidiaries on a consolidated basis for each month of January through June, 2000 and the forecast for each month from August 2000 through March 2001 is based on Chadmoore's historical operations and is the best estimate of the executive officers of Chadmoore of the anticipated cash requirements of Chadmoore and its subsidiaries on a consolidated basis for each month in the period.

ARTICLE 3        REPRESENTATIONS AND WARRANTIES OF NEXTEL AND ACQUISITION SUB

         Nextel and Acquisition Sub, jointly and severally, represent and warrant to Chadmoore that:

    Section 3.01   Corporate Organization; Authorization.

            (a) Each of Nextel and Acquisition Sub has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.

            (b) Each of Nextel and Acquisition Sub has all necessary corporate power and authority to enter into this Agreement and to perform all of the obligations to be performed by it hereunder. The execution, delivery and performance of this Agreement by Nextel and Acquisition Sub have been duly authorized by Nextel and Acquisition Sub, respectively, and upon the execution and delivery hereof by Nextel and Acquisition Sub, this Agreement will constitute the valid and legally binding obligations of Nextel and Acquisition Sub, enforceable against each of them in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, reorganization, insolvency or other similar laws affecting creditors' rights generally, by equitable principles of general applicability with respect to the availability of equitable remedies, or by public policies applicable to securities law.

    Section 3.02 Capital Stock. As of June 30, 2000, the authorized capital stock of Nextel consisted of shares of capital stock divided into nine classes or series as following: (a) 2,060,000,000 shares of Nextel Class A Common Stock, of which 725,205,970 shares were outstanding on such date (excluding treasury shares); (b) 100,000,000 shares of Nextel Class B (Non-Voting) Common Stock, of which 35,660,000 shares were outstanding on such date; (c) 26,941,933 shares of Class A Convertible Redeemable Preferred Stock, of which 7,905,981 shares were outstanding on such date; (c) 82 shares of Class B Convertible Redeemable Preferred Stock, all of which were outstanding on such date; (e) 26, 941,933 shares of Class C Convertible Redeemable Preferred Stock, none of which were outstanding on such date; (f) 1,600,000 shares of Series D Exchangeable Preferred Stock of which 709,329 shares were outstanding on such date; (g) 2,200,000 shares of Series E Exchangeable Preferred Stock, of which 961,187 shares were outstanding on such date; (h) 800,000 shares of Zero Coupon Convertible Preferred Stock, of which 245,245 shares were outstanding on such date; and

(i) 5,400,000 shares of Preferred Stock, par value $.01 per share none of which were outstanding on such date.

    Section 3.03 Common Stock; Registration. At the Closing Date, the shares of Nextel Common Stock issued by reason of this Agreement will be duly authorized, validly issued, fully paid and nonassessable, their issuance in connection with this Agreement will be registered under the Securities Act of 1933, as amended (the "Securities Act") and registered or exempt from registration under applicable state securities laws, such shares of Nextel Common Stock will be listed on the Nasdaq National Market and will be "voting stock" within the meaning of Section 368(a)(1)(B) of the Code.

    Section 3.04 No Conflict. The execution and delivery of this Agreement by Nextel and Acquisition Sub and the consummation of the transactions contemplated hereby do not and will not violate any provision of, or result in the breach of, or accelerate or permit the acceleration of the performance required by the terms of, any applicable law, rule or regulation of any governmental body, the Amended and Restated Certificate of Incorporation or the Amended and Restated By-Laws of Nextel or the Certificate of Incorporation or the By-Laws of Acquisition Sub or any agreement, indenture or other instrument to which Nextel or Acquisition Sub is a party or by which Nextel or Acquisition Sub may be bound, or of any order, judgment or decree applicable to it, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Nextel or Acquisition Sub under any agreement to which either of them is a party, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, acceleration, termination or creation of a lien, charge or encumbrance.

    Section 3.05 Information. Nextel has filed all reports required to be filed with the SEC during the period from January 1, 1997 to the Signing Date (excluding any such reports dealing with the execution and delivery of this Agreement or any related agreements) (collective, the "Nextel Reports"). None of the Nextel Reports, as of their respective dates (as amended through the Signing
Date), contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As used in this Section, "material" means material to the business, financial condition, results of operations, liabilities or assets of Nextel and its subsidiaries, taken as a whole. The representation made in this Section shall also be deemed to be made by Nextel to Chadmoore immediately prior to the Closing, but with reference to all information filed with SEC prior to the Closing.

    Section 3.06 Information in Registration Statement. The information, except information regarding Chadmoore, its Subsidiaries and affiliates, included in the Registration Statement referred to in Sections 4.04 and 5.02 of this Agreement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    Section 3.07 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Nextel threatened, against Nextel or any of its subsidiaries or any of their respective properties or assets before any governmental entity that could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. None of Nextel or any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

    Section 3.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Nextel or Acquisition Sub.

ARTICLE 4        COVENANTS OF CHADMOORE

    Section 4.01 Conduct of Business. From the date of this Agreement until the Closing Date, Chadmoore shall conduct the Business as contemplated by the parties to consummate the Reorganization, and, without limiting the generality of the foregoing, neither Chadmoore nor any Subsidiary shall, without the written consent of Nextel:

            (a) dispose or contract to dispose of any SMR Channels or FCC Licenses except as may occur as a result of an FCC enforcement action or otherwise required under law;

            (b) except as set forth on a Schedule that refers to this Section, dispose of or contract to dispose of any of the Assets of the Business, except in the ordinary course of business, consistent with past practice and, with respect to capital assets, in connection with the replacement of the asset being disposed of;

            (c) except as set forth on a Schedule that refers to this Section, acquire or contract to acquire any SMR Channels or FCC Licenses or any rights to acquire any SMR Channels or FCC Licenses or acquire or contract to acquire, directly or indirectly, any interest in an entity that has any interest in SMR Channels or FCC Licenses;

            (d) voluntarily incur any absolute or contingent debt obligation except in the ordinary course of business under currently existing lines of credit;

            (e) enter into any lease or contract for the purchase or sale of real estate or of any interest therein;

            (f) encumber any Asset except for encumbrances constituting Permitted Liens or encumbrances of which Nextel is promptly notified in writing and which will be removed prior to the Closing;

            (g) declare or pay any dividend or purchase or redeem any of its shares, notes or other securities or make any other distribution to shareholders;

            (h) other than in accordance with normal compensation adjustment policies (all of which, including year end bonuses, are included in the Schedules), increase the rate of remuneration of any of its directors, officers, employees or other representatives, or agree to do so or fail to pay any year end bonuses then owed included on such Schedule prior to the Closing Date;

            (i) adopt any new or amend any existing employee benefit plan or any employment agreement;

            (j) form or cause to be formed any subsidiary;

            (k) make any commitments for capital improvements;

            (l) fail to keep its properties insured substantially to the same extent as they are currently insured; or

            (m) agree or commit to do any of the foregoing.

    Section 4.02 Reasonable Efforts With Respect to Certain Contracts. Chadmoore shall, and shall cause each Subsidiary to, perform all its obligations under and use all reasonable efforts to preserve intact the System Contracts set forth on Schedule 1.03(a)(ii).

    Section 4.03 Inspection. Chadmoore shall, and shall cause each Subsidiary to, permit representatives of Nextel, during normal business hours, to examine Chadmoore's and each Subsidiary's properties, books, contracts, tax returns and other records, and shall furnish such representatives with all such information concerning such affairs as they may reasonably request.

   Section 4.04    SEC Registration.

            (a) Chadmoore shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause each Subsidiary to, furnish to Nextel such information about Chadmoore and each Subsidiary (including their respective affiliates) as may be necessary to enable Nextel to prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act and the rules and regulations promulgated thereunder, in respect of the shares of Nextel Common Stock to be issued by reason of the consummation of the transactions contemplated by this Agreement (such registration statement, the prospectus included therein and the proxy statement to be furnished to the holders of Chadmoore's common stock, in each case together with any amendments or supplements thereto, the "Registration Statement"). Chadmoore shall use its commercially reasonable efforts so that the Chadmoore Information included in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the proxy statement/prospectus contained therein is first mailed to Chadmoore's shareholders, or at the time of the meeting of the shareholders of Chadmoore to approve the Reorganization, contain any untrue statement of a material fact, omit to state any material fact required to be stated therein, or omit any material fact necessary in order to make the statements therein not misleading. If at any time prior to the Closing Date any event or circumstance should come to the attention of Chadmoore with respect to the Chadmoore Information which is required to be set forth in an amendment or supplement to the Registration Statement, Chadmoore will immediately notify Nextel and shall assist Nextel in appropriately amending or supplementing the Registration Statement in the manner contemplated in Section 5.02(b). An amendment or supplement may be accomplished, to the extent permitted by law, rule or regulation, by including such information in a filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference into the Registration Statement. The Registration Statement insofar as it relates to information concerning Chadmoore, its Subsidiaries, or any of their respective businesses, assets, directors, affiliates, officers or shareholders that is supplied by Chadmoore for inclusion in the Registration Statement, including incorporation by reference to SEC filings (the "Chadmoore Information"), will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder; except that Chadmoore shall have no liability or obligation for any information other than the Chadmoore Information.

            (b) Chadmoore shall instruct its accountants to deliver and shall use its commercially reasonable efforts to cause its accountants, Arthur Andersen LLP, to deliver to Nextel letters dated at the time the Registration Statement becomes effective and as of the Closing, addressed to Nextel, each containing such matters as are customarily contained in auditors' letters regarding information about Chadmoore and its Subsidiaries expressly for inclusion in the Registration Statement, and in a form and substance reasonably satisfactory to Nextel.

    Section 4.05 Antitrust Filing. In connection with the transactions contemplated by this Agreement, Chadmoore (and, to the extent required, its affiliates) shall promptly file or cause to be filed any reports, documents, filings or other data required to be filed by Chadmoore pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules and regulations promulgated thereunder, and shall use its commercially reasonable efforts to respond as promptly as practicable to all inquiries received for additional information or documentation.

    Section 4.06 Restraint on Solicitations. From the date of this Agreement until the Closing Date, Chadmoore shall not, nor shall it permit any of its affiliates to, directly or indirectly, encourage (including by way of furnishing information), solicit, initiate, participate in or otherwise be a party to any discussions or negotiations with any Person concerning any transaction that constitutes, or may reasonably be expected to lead to, any Proposal. Neither the Board of Directors of Chadmoore nor any committee thereof shall (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Nextel, the approval or recommendation by the Board of Directors of Chadmoore of this Agreement or (b) approve or recommend, or propose to approve or recommend, any Proposal. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Board of Directors of Chadmoore from furnishing information to, or entering into discussions or negotiations with, any unsolicited Person or taking any action described in clauses (a) and (b) of the preceding sentence, if and only to the extent that the Board of Directors of Chadmoore shall have determined in good faith, after receiving advice of its outside counsel, that such action would be required under applicable law in the exercise of its fiduciary duties. Chadmoore will immediately notify Nextel if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Chadmoore. As used in this Agreement, "Proposal" shall mean any proposal or offer from any Person relating to any acquisition (or sublease, as the case may be) of the Assets or the Business or a merger, share exchange or other business combination involving Chadmoore or any proposal or offer to acquire in any manner a substantial equity interest in Chadmoore.

    Section 4.07 Commercially Reasonable Efforts. Chadmoore shall, and shall cause each Subsidiary to, use all commercially reasonable efforts (a) to obtain prior to Closing all of the SMR Licenses or applications being sought by Chadmoore and/or a Subsidiary that are on file with and pending approval from the FCC prior to Closing, including all frequencies or applications pending as of the date hereof for wide area ESMR filings and all finder's preference applications, (b) to obtain as promptly as practicable and in any event prior to Closing all FCC Consents necessary to permit the consummation of the transactions contemplated by this Agreement, and (c) to obtain any other Consent necessary to transfer the assets to Acquisition Sub (or its designee).

    Section 4.08 Shareholder Approval. After the Registration Statement has become effective, Chadmoore shall use its commercially reasonable efforts to promptly furnish a copy of the proxy statement/prospectus included therein to each shareholder of Chadmoore and to call and convene a special meeting to obtain promptly any approvals of the Chadmoore shareholders required in connection with the transactions contemplated by this Agreement.

   Section 4.09 Affiliates. Chadmoore shall use all reasonable efforts to cause each Person who is an "affiliate" of Chadmoore for purposes of Rule 145 under the Securities Act to deliver to Nextel prior to the date of Chadmoore's shareholders' meeting a written agreement substantially in the form attached hereto as Annex B.

    Section 4.10 Update Information. Not earlier than ten (10) and not less than five (5) days before the date scheduled for Closing, Chadmoore shall correct and supplement in writing any information furnished on Schedules that is incorrect or incomplete (or otherwise expressly contemplated by Article 2 of this Agreement), and shall promptly furnish such corrected and supplemented information to Nextel, so that such information shall be correct and complete at the time such updated information is so provided. Thereafter, to the Closing, Chadmoore shall notify Nextel in writing of any changes or supplements to the updated information needed to make such information correct and complete at all times to the Closing. It is agreed that the furnishing of such corrected and supplemental information, in and of itself, shall not create any presumption that such information constitutes or evidences the existence of a material change or any breach or violation by Chadmoore of any provision of this Agreement.

    Section 4.11 Loan Documentation. Subject to the consent of Chadmoore's lenders (if necessary), Chadmoore will execute and deliver any documents requested by Lender, Nextel or its affiliates (or any lender to any of them) to create, evidence or perfect the loans, security interest and mortgage contemplated by Section 5.04.

    Section 4.12 Noncompetition. During the period commencing on the Closing Date, and ending on the date that Chadmoore shall liquidate and distribute to the shareholders of Chadmoore the Nextel Shares and its other remaining properties pursuant to a plan of reorganization within the meaning of Section 368(a)(2)(G)(1) of the Code, Chadmoore and its Subsidiaries shall not purchase or otherwise acquire, directly or indirectly, any FCC License (other than a Channel identified on Schedule 1.01(a)(2).

    Section 4.13 Withdrawal. Promptly following the Closing, Chadmoore and its Subsidiaries and any affiliates shall withdraw, or cause to be withdrawn, any of their respective filings with the FCC that make any objection or opposition to positions taken by or on behalf of Nextel or any of its subsidiaries.

    Section 4.14 Further Assurances. Chadmoore and its Subsidiaries shall use commercially reasonable efforts to implement the provisions of this Agreement, and for such purpose Chadmoore and its Subsidiaries, at the request of Nextel, at or after the Closing, shall, without further consideration, promptly execute and deliver, or cause to be executed and delivered, to Nextel such deeds, assignments, bills of sale, consents and other instruments in addition to those required by this Agreement, in form and substance satisfactory to Nextel, and take all such other actions appropriate to the circumstances (recognizing that Chadmoore will cease operations and will be liquidating as contemplated by the Reorganization), as Nextel may reasonably deem necessary or desirable to implement any provision of this Agreement or to more effectively transfer, convey and assign to Nextel or Acquisition Sub good and marketable title to, and to put Nextel or Acquisition Sub in actual possession and operating control of, all of the Acquired Assets, free and clear of all Liens, except for Permitted Liens including, without limitation, the Channels not Delivered as set forth on
Schedule 1.01(a)(2).

ARTICLE 5      COVENANTS OF NEXTEL

    Section 5.01 Antitrust Filing. In connection with the transactions contemplated by this Agreement, Nextel shall promptly file or cause to be filed any reports, documents, filings or other data required to be filed by Nextel pursuant to the HSR Act and the rules and regulations promulgated thereunder, and shall use its commercially reasonable efforts to respond as promptly as practicable to all inquiries received for additional information or documentation.

    Section 5.02   Registration Statement.

            (a) Nextel shall file the Registration Statement and use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable, and shall use its commercially reasonable efforts to take any action required to be taken to comply in all material respects with any applicable federal or state securities laws in connection with the issuance of Nextel Common Stock; except that such covenant of Nextel is made, as to those portions of the Registration Statement containing or required to contain Chadmoore Information, assuming and relying on timely and full compliance with Section 4.04.

            (b) Nextel shall use its commercially reasonable efforts so that the information included in the Registration Statement, shall not, at the time the Registration Statement is declared effective, at the time the proxy statement/prospectus contained therein is first mailed to Chadmoore's shareholders, or at the time of the meeting of the shareholders of Chadmoore to approve the transactions contemplated by this Agreement, contain any untrue statement of a material fact, omit to state any material fact required to be stated therein, or omit to state any material fact necessary in order to make the statements therein not misleading; except that such covenant of Nextel is made, as to those portions of the Registration Statement containing or required to contain Chadmoore Information, assuming and relying on timely and full compliance with Section 4.04. If at any time prior to the Closing Date any event or circumstance should come to the attention of Nextel which is required to be set forth in an amendment or supplement to the Registration Statement, Nextel will use its commercially reasonable efforts to appropriately amend or supplement the Registration Statement. An amendment or supplement may be accomplished, to the extent permitted by law, rule or regulation, by including such information in a filing under the Exchange Act that is incorporated by reference into the Registration Statement. The Registration Statement and all other documents required to be filed by Nextel with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder; except that Nextel shall have no liability or obligation for any Chadmoore Information.

    Section 5.03 Current Public Information. Nextel shall use all reasonable efforts to file all reports required to be filed by it under the Securities Act or the Exchange Act and the rules and regulations adopted by the SEC thereunder and shall use all reasonable efforts to take such further action as may be necessary to ensure that the requirements of Rule 144(c) under the Securities Act are satisfied such as to enable any "affiliates" of Chadmoore (for purposes of Rule 145 under the Securities Act) to offer or sell the shares of Nextel Common Stock received by them under this Agreement pursuant to paragraph (d) of Rule 145 (subject to compliance with the provisions of paragraphs (e), (f) and (g) of Rule 144).

    Section 5.04 Funding of Chadmoore Operations. On or about the Signing Date but not later than August 25, 2000, Nextel will cause a third-party lender to, or if such arrangements cannot be concluded, cause a wholly owned subsidiary of Nextel (in either case, "Lender") to provide advances to Chadmoore of up to $5,200,000. From the date hereof until the earlier of (a) the Closing Date, (b) eighteen (18) months from the date hereof, (c) the termination of this Agreement pursuant to Article 9 or (d) the filing by or against Chadmoore of a petition under the U.S. Bankruptcy Code (or similar state law proceeding), on or before the 5th business day of each calendar month beginning September 2000, Chadmoore will submit its request for a cash advance in an amount not to exceed $1.3 million, and, not later than five (5) business days after receiving a request for such advance, Lender will advance the funds to Chadmoore. Advances made as contemplated by this Section 5.04 will be evidenced and secured on terms reasonably satisfactory to Lender and subordinated on terms to which GATX Capital Corporation consents. Nextel will cause Lender to exercise commercially reasonable efforts to document such terms as soon as practicable after the Signing Date. If this Agreement is terminated pursuant to Article 9, the aggregate amount of advances made as contemplated by this Section 5.04 (the "Advances") shall become due and payable with interest within 180 days of such termination. Interest will accrue on a daily basis from the date of such termination on the unpaid principal amount outstanding pursuant to this Section 5.04, at a rate per annum equal to the Prime Rate. For purposes of this Agreement, "Prime Rate" means the "Prime Rate" as reported by The Wall Street Journal in its column entitled "Money Rates." Any fees or interest charged by a third-party lender in the period prior to the Closing or the termination of this Agreement shall be paid by Acquisition Sub or by another subsidiary of Nextel.

    Section 5.05 Tax Provisions. Each of Nextel and Acquisition Sub covenants and agrees that:

            (a) Both immediately before and after the Closing, Nextel shall control Acquisition Sub within the meaning of Section 368(c) of the Code.

            (b) Except for fees and interest paid to Lender, Nextel and Acquisition Sub shall pay their expenses incurred in connection with the Reorganization and this Agreement, and not those of Chadmoore (or any other shareholder, officer, director or other Person affiliated with Chadmoore) .

            (c) Following the transaction, Acquisition Sub (or a corporation directly or indirectly controlled by a Acquisition Sub as contemplated under Treasury Regulations Section 1.368-2(k)) will continue to use substantially all of the Assets to provide mobile communication services in the active conduct of a trade or business.

            (d) There is no plan or intention for Nextel, Acquisition Sub or any Person related (as defined in Treasury Regulations Section 1.368-1(e)(3)) to Nextel, to acquire any securities of Nextel furnished in exchange for a proprietary interest in Chadmoore in the transaction through any transaction, agreement or arrangement with any other Person.

            (e) Neither Nextel nor Acquisition Sub has a plan or intention to sell or otherwise dispose of any of the Assets, except the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

            (f) There is no intercorporate indebtedness existing between Chadmoore and either Nextel or Acquisition Sub that was issued, acquired or will be settled at a discount.

            (g) Neither Nextel nor Acquisition Sub is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

            (h) Other than the Assumed Liabilities or as required by Section 7.03(f), Acquisition Sub shall assume no liabilities, obligations or commitments of Chadmoore in connection with the Reorganization.

            (i) Following the transaction, Acquisition Sub will not issue additional shares of its securities that would result in Nextel losing control of Acquisition Sub within the meaning of Section 368(c) of the Code.

            (j) Unless otherwise required by law, Nextel and Acquisition Sub shall not take any position on their tax returns inconsistent with treatment of the purchase and sale of Assets hereunder as a reorganization within the meaning of Section 368(a)(1)(C) of the Code.

    Section 5.06 COBRA Requirements. To the extent required by Proposed Treasury Regulation Section 54.4980B-9 (as amended or finalized from time to time), in the event that Chadmoore ceases to maintain any group health plan for any employee in connection with the events contemplated in this Agreement, Nextel agrees that, effective as of the later of the Closing Date of the date that Chadmoore ceases to provide any group health plan to any employee, Nextel will have the obligation to make COBRA continuation coverage available to those individuals who are "M&A qualified beneficiaries" (as defined in the Regulations) with respect to the events contemplated by this Agreement. Notwithstanding the foregoing, Nextel shall have the right at its discretion to assume Chadmoore's group health plan(s) in connection with satisfying any obligations that it may have under Code Section 4980B with respect to the former employees of Chadmoore. In the event that Nextel chooses to assume Chadmoore's group health plan(s), Chadmoore agrees to take all reasonable actions requested by Nextel in order to effectuate such assumption.

    Section 5.07 Standstill. From the Signing Date until the Closing Date, neither Nextel nor any affiliates of Nextel, acting on its behalf or in concert with it, will directly or indirectly (a) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any securities of Chadmoore (including any Chadmoore notes), or (b) participate in or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of, any securities of Chadmoore (including any Chadmoore notes).

ARTICLE 6      JOINT COVENANTS

    Section 6.01    Confidentiality.

            (a) Except (i) for the use of information as required in connection with Nextel's Registration Statement; (ii) for any other governmental filing required in order to complete the transactions contemplated herein; and (iii) as Nextel and Chadmoore may agree or consent in writing, all information received by Chadmoore and Nextel and their respective representatives pursuant to the terms of this Agreement shall be kept in strictest confidence by the receiving party and its representatives. If the transactions contemplated hereby shall fail to be consummated, all copies of documents or extracts thereof containing information and data as to one of the other parties, including all information prepared by the receiving party or such receiving party's representatives, shall be turned over to the party furnishing same, except that such information prepared by the receiving party or such receiving party's representatives may be destroyed at the option of the receiving party, with notice of such destruction (or return) to be confirmed in writing to the disclosing party. Any information not so destroyed (or returned) will remain subject to these confidentiality provisions (notwithstanding any termination of this Agreement) until the second anniversary of the date of this Agreement.

            (b) The foregoing confidentiality provisions shall not apply to such portions of the information received which (i) are or become generally available to the public through no action by the receiving party or by such party's representatives; or (ii) are or become available to the receiving party on a nonconfidential basis from a source, other than the disclosing party or its representatives, which the receiving party believes, after reasonable inquiry, is not prohibited from disclosing such portions to it by a contractual, legal or fiduciary obligation, and shall not apply to any disclosure by Nextel of any information disclosed by Chadmoore, so long as such disclosure occurs after the Closing.

    Section 6.02 Standstill Agreement. From the Signing Date until the Closing Date, neither Chadmoore nor any affiliates of Chadmoore, acting on its behalf or in concert with it, will directly or indirectly (a) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any securities of Nextel, or (b) participate in or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of, any securities of Nextel.

    Section 6.03 Trading Prohibitions. Chadmoore hereby acknowledges that as a result of disclosures by Nextel contemplated under this Agreement, Chadmoore and its affiliates may, from time to time, have material, non-public information concerning Nextel and other Persons. Chadmoore confirms that it and its affiliates are aware and Chadmoore has advised its representatives that (a) the United States securities laws may prohibit a Person who has material, non-public information from purchasing or selling securities of any company to which such information relates, and (b) material non-public information shall not be communicated to any other Person except as permitted herein.

    Section 6.04 Substitute of Subsidiary. Nextel has the option to substitute any wholly-owned direct subsidiary of Nextel for Acquisition Sub or any wholly-owned direct or indirect subsidiary of Nextel for Lender in connection with this Agreement, provided that such substitution does not adversely affect the interests of Chadmoore or its shareholders. If Nextel makes such an election, each reference to Acquisition Sub or Lender, as applicable, herein shall be deemed to refer to the new subsidiary.

    Section 6.05 Support of Transactions. Nextel, Chadmoore and their respective affiliates shall each (a) use his or its commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required under
Article 8; (b) exert his or its commercially reasonable efforts to obtain all material Consents of third parties that either of Nextel, Chadmoore or their respective affiliates are responsible to obtain in order to consummate the transactions contemplated by this Agreement; (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article 8 or otherwise to comply with this Agreement; and (d) provide the other parties, and such other party's employees, officers, accountants, lawyers, financial advisors and other representatives with access to its personnel, properties, business and records under all reasonable circumstances.

    Section 6.06   Indemnification.

(a) Chadmoore shall indemnify and save harmless Acquisition Sub and its affiliates (including, without limitation, Nextel) from and against any and all claims, liabilities, costs, damages and expenses ("Costs") incurred by any of such entities due or relating in any manner to (i) any breach of the representations and warranties of Chadmoore contained in this Agreement; (ii) any failure to observe or perform any covenant or other agreement, on the part of Chadmoore or its affiliates contained in this Agreement or in any other instrument delivered pursuant to this Agreement; (iii) any of the Excluded Liabilities (including, without limitation, any and all liabilities (including successor liabilities) or obligations relating to periods prior to the Closing Date resulting in Chadmoore's operation of the SMR Systems or ownership, use or sale of the Assets or from Chadmoore's employment, or termination of employment, of its employees) or the Excluded Assets; (iv) any claim or finders fee or brokerage or other commission arising by reason of any services alleged to have been rendered to or at the insistence of Chadmoore with respect to this Agreement or any of the transactions contemplated hereby; (v) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, attorneys' fees and court costs and expenses incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity; and (vi) any failure to comply with the laws of any jurisdiction relating to bulk transfers that may be applicable in connection with the transfer of the Assets to Acquisition Sub.

            (b) Each of Nextel and Acquisition Sub covenants and agrees, jointly and severally, to indemnify and save harmless Chadmoore and its affiliates from and against any and all Costs incurred by any such Persons due or relating in any manner to (i) any breach of the representations and warranties of Nextel or Acquisition Sub contained in this Agreement; (ii) any failure to observe or perform any covenants or other agreement on the part of Nextel or Acquisition Sub, as the case may be, contained in this Agreement or in any other instrument delivered pursuant to this Agreement; or (iii) any failure of any designee of Nextel or Acquisition Sub, as the case may be, hereunder to promptly terminate any application pending before the FCC for the transfer of any SMR License, or to seek cancellation of any such application once approved, if this Agreement is terminated in accordance with its terms prior to Closing.

            (c) The obligations of any indemnifying party under this Section
6.06 with respect to Costs resulting from the assertion of liability by third parties (each, as the case may be, a "Third-Party Claim"), will be subject to the following terms and conditions:

                (i) Any party against whom any Third-Party Claim is asserted will give the party or parties required to provide indemnity hereunder written notice of any such Third-Party Claim promptly after learning of such Third-Party Claim, and the indemnifying party may at their or its option undertake the defense thereof by representatives of their or its own choosing. Failure to give prompt notice of a Third-Party Claim hereunder shall not affect any indemnifying party obligations under this Section 6.06, except to the extent any such indemnifying party is materially prejudiced by such failure to give prompt notice. If all or any indemnifying party or parties, within thirty (30) days after notice of any such Third-Party Claim, or such shorter period as is reasonably required, fails to assume the defense of such Third-Party Claim, the indemnified party shall have the sole right thereafter to undertake the defense, compromise or settlement of such Third-Party Claim on behalf of and for the account and risk, and at the expense, of the indemnifying party or parties, as the case may be; and

                (ii) Anything in this Section 6.06 to the contrary notwithstanding, the indemnifying party or parties shall not enter into any settlement or compromise of any action, suit or proceeding or consent to the entry of any judgment (A) which does not include as an unconditional term thereof the delivery by the claimant to the indemnified party of a written release from all liability in respect of such action, suit or proceeding, or (B) for other than monetary damages without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld.

            (d) The right to bring a claim for breach of the representations and warranties set forth in this Agreement shall not survive the Closing. Except for the right to make claims based on Third-Party Claims, the right to bring a claim for breach of any covenant or agreement in this Agreement to be made or performed before the Closing shall not survive the Closing.

    Section 6.07 Bulk Transfer Laws. Chadmoore and its Subsidiaries will comply with the laws of all applicable jurisdictions relating to bulk transfers that may be applicable in connection with the Reorganization.

    Section 6.08 Exclusive Remedies. Except for injunctive relief for any breach of Sections 1.01, 1.02, 1.03, 1.04, 5.07, 6.01 and 6.02, the rights to indemnification under this Article 6 shall be the exclusive remedy under this Agreement for each of Nextel, Acquisition Sub and Chadmoore with respect to any claim for relief or any other remedy, including, without limitation for Costs, and none of Nextel, Acquisition Sub or Chadmoore nor any of their respective affiliates or any Persons claiming by or through them shall be entitled to pursue, and each hereby expressly waives as of the Closing, any and all other rights that may be otherwise available to them in respect of any such claim.

ARTICLE 7      CLOSING

    Section 7.01 General. As used in this Agreement, the "Closing" shall mean the time at which Chadmoore consummates the sale, assignment, transfer and delivery of the Assets to Nextel and Acquisition Sub as provided herein by the execution and delivery by Chadmoore of the documents and instruments referred to in Section 7.02 against delivery by Acquisition Sub of the documents and payments provided in Section 7.03. In the absence of a prior termination of this Agreement by one of the parties in accordance with Article 9, the Closing shall take place at the offices of Jones, Day, Reavis & Pogue, 51 Louisiana Avenue, N.W., Washington D.C. 20001 at 10:00 A.M. (a) ten (10) days following the day on which the last of the conditions to Closing set forth in Article 8 are satisfied or (b) at such other time and place and on such other day as shall be mutually agreed upon in writing by the parties hereto (the "Closing Date"). Legal title, equitable title and risk of loss with respect to the Assets shall not pass to Acquisition Sub until the Assets are transferred at the Closing, which transfer, once it has occurred, shall be deemed effective for tax, accounting and other computational purposes as of 11:59 P.M. (Eastern Time) on the Closing Date.

    Section 7.02 Documents to be Delivered by Chadmoore. At the Closing, Chadmoore shall deliver to Nextel or Acquisition Sub:

            (a) Copies of (i) the resolutions of the Boards of Directors of Chadmoore, authorizing and approving this Agreement and all other transactions and agreements contemplated hereby; (ii) Chadmoore's Articles of Incorporation; and (iii) Chadmoore's By-Laws, all certified by the corporate Secretary or Assistant Secretary of Chadmoore to be true, correct, complete and in full force and effect and unmodified as of the Closing Date;

            (b) A bill of sale transferring the Assets to Acquisition Sub, free and clear of any and all liens, equities, claims, prior assignments, mortgages, charges, security interests, pledges, conditional sales contracts, collateral security arrangements and other title retention arrangements, restrictions (including, in the case of real property, rights of way, use restrictions, and other variances, reservations or limitations of any nature) or encumbrances whatsoever;

            (c) The opinions, dated as of the Closing Date, of counsel to Chadmoore, addressed to Nextel, covering the matters set forth on Annex C;

            (d) Copies of all Consents to the transfer, assignment or sublease to Acquisition Sub of each Asset listed on Schedule 1.03(a)(ii) and subject to
Section 1.08(b);

            (e) Instruments of assignment to Acquisition Sub of all trademarks, trade names, service marks and patents (and all applications for, and extensions and reissuances of, any of the foregoing and rights therein) identified on
Schedule 2.08 with respect to Intellectual Property;

            (f) The certificate required by Section 8.02(b);

            (g) Long-form good standing and tax certificates for Chadmoore from Colorado and from the appropriate state and tax authorities in each jurisdiction in which Chadmoore is qualified to do business as a foreign corporation, with respect to the conduct of activities relating to the Business or the ownership, possession, use or operation of any of the Assets, dated not more than ten (10) days prior to the Closing;

            (h) Releases, including, without limitation, termination statements under the Uniform Commercial Code of any financing statements filed against any Assets, evidencing discharge, removal and termination of all liens, encumbrances, liabilities or obligations to which the Assets are subject, except for Permitted Liens, which releases shall be effective at or prior to the Closing, together with evidence satisfactory to Nextel that the indebtedness shall have been satisfied and extinguished;

            (i) An instrument executed by the senior secured lender(s) to Chadmoore stating that under the subordination agreement between them and Lender, the senior lenders waive any rights they may have to (A) the Repayment Amount (if any), and (B) any payment made to Lender after Acquisition Sub assumes the obligations to lender.

            (j) Such other deeds, bills of sale, endorsements, assignments, affidavits, and other good and sufficient instruments of sale, assignment, conveyance and transfer in form and substance satisfactory to Nextel and its counsel, as are required to effectively vest in on Acquisition Sub good and marketable title in and to all of the Assets, free and clear of any and all liens, encumbrances, liabilities or obligations except Permitted Liens.

    Section 7.03 Documents to be Delivered by Acquisition Sub or Nextel. At the Closing, Acquisition Sub or Nextel shall deliver to Chadmoore:

            (a) A copy of (i) the resolutions of each of the Board of Directors of Nextel and Acquisition Sub authorizing and approving this Agreement and all other transactions and agreements contemplated hereby; (ii) Nextel's Amended and Restated Certificate of Incorporation and Acquisition Sub's Certificate of Incorporation; and (iii) Nextel's Amended and Restated By-Laws and Acquisition Sub's By-Laws, all certified by its respective Secretary or an Assistant Secretary to be true, correct, complete and in full force and effect and unmodified as of the Closing Date;

            (b) The certificate required by Section 8.03(b);

            (c) The certificates representing the Nextel Shares in accordance with Section 1.4 (as adjusted pursuant to Article 1);

            (d) An opinion, dated the Closing Date, of Jones, Day, Reavis & Pogue, counsel to Nextel and Acquisition Sub, addressed to Chadmoore, covering the matters set forth on Annex D; and

            (e) An Instrument of Assumption of the Assumed Liabilities.

            (f) An Instrument of Assumption to Lender of all of the liabilities and obligations of Chadmoore incurred as contemplated by Section 5.04.

ARTICLE 8      CONDITIONS TO OBLIGATIONS

    Section 8.01 Conditions to Obligations of Nextel, Acquisition Sub and Chadmoore. The obligations of Nextel and Chadmoore to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by such parties:

            (a) The shareholders of Chadmoore shall have taken all necessary action to authorize, approve and adopt this Agreement and the transactions referred to herein.

            (b) All waiting periods under the HSR Act and the regulations promulgated thereunder applicable to the transactions contemplated by this Agreement shall have expired or been terminated.

            (c) All necessary Consents of governmental and regulatory authorities required to be procured by Nextel and Chadmoore in connection with the transactions contemplated by this Agreement (including all required FCC Consents, which shall be deemed to be obtained for purposes of this Agreement only when they have become Final Orders). Any Consent granted or an order entered by the FCC shall be a "Final Order" when a sufficient number of days shall have elapsed from the date of entry or grant thereof without the filing of any adverse request, petition or appeal by any party or third party or by the FCC (on its own motion) with respect to such Consent, or any aspect or portion thereof, or any resubmissions of any applications or requests for any of such Consents, or, if challenged, that such Consent (or affected aspects or portions thereof) shall have been reaffirmed or upheld and the applicable period for seeking further administrative or judicial review shall have expired without the filing of any action, petition or request for further review.

            (d) There shall not be in force any order or decree, statute, rule or regulation nor shall there be on file any complaint by a governmental agency seeking an order or decree, restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement, and none of Nextel, Acquisition Sub or Chadmoore, nor any of its Subsidiaries, shall have received notice from any governmental agency that it has determined to institute any suit or proceeding to restrain or enjoin the consummation of the transactions contemplated by this

Agreement or to nullify or render ineffective this Agreement if consummated, or to take any other action which would result in the prohibition or material change in this Agreement.

            (e) Nextel's Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall have been issued or threatened with respect thereto.

    Section 8.02 Conditions to Obligations of Nextel and Acquisition Sub. The obligations of Nextel and Acquisition Sub to consummate, or cause to be consummated, the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Nextel:

            (a) Except for those matters that individually or in the aggregate will not have a material adverse effect on the value of the Assets, each of the representations and warranties of Chadmoore contained in this Agreement shall be true and correct both on the Signing Date and as of the Closing, as if made anew at and as of that time. Each of the covenants and agreements of Chadmoore and its Subsidiaries to be performed as of or prior to the Closing shall have been duly performed, except (i) for Sections 4.01 and 4.03 that shall have been duly performed in all material respects and (ii) in each case for changes after the Signing Date which are contemplated or expressly permitted by this Agreement.

            (b) Chadmoore shall have delivered to Nextel a certificate signed by its President, dated the Closing, certifying, in form reasonably satisfactory to Nextel and to its counsel that, to the best of the knowledge and belief of such officer, the conditions specified in Section 8.01 as they relate to Chadmoore and in Subsections 8.02(a), (d) and (f) have been fulfilled.

            (c) Lime shall have delivered to Lender, in cash or by wire transfer of immediately available funds, the Repayment Amount.

            (d) At the Closing, the Assets shall be free and clear of all liens, encumbrances, obligations, liabilities and other adverse claims of any nature whatsoever except for Permitted Liens.

            (e) The assignment of the Systems Contracts to be assumed by Acquisition Sub shall have been completed to Nextel's reasonable satisfaction.

            (f) Nextel shall have received letters from Arthur Andersen LLP, dated as of the date the Registration Statement becomes effective and as of the Closing, addressed to Nextel, containing such matters as are customarily contained in auditors' letters regarding information about Chadmoore and its Subsidiaries expressly for inclusion in the Registration Statement, and in form and substance reasonably satisfactory to Nextel.

            (g) At the time the Registration Statement becomes effective, and also at the Closing, Chadmoore and its Subsidiaries shall have furnished to Nextel certificates, dated as of said times and signed by its President and Secretary, to the effect that to the best of the knowledge and belief of the signing persons the material contained in the Registration Statement which relates to Chadmoore and its Subsidiaries, contains, as of the date of each of such certificates, no material misstatement of fact and does not omit to state any material fact necessary to make the statements made not misleading.

            (h) Nextel shall have received from each "affiliate" of Chadmoore (as defined in Rule 145 under the Securities Act) a Rule 145 Letter in the form of Annex B.

            (i) Nextel shall have received from Chadmoore all of the deliveries provided for in Section 7.02.

            (j) The aggregate value of the Channels Delivered to Nextel, as set forth on Schedule 1.01(a)(1), shall be at least $80,000,000.

    Section 8.03 Conditions to the Obligations of Chadmoore. The obligation of Chadmoore to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Chadmoore:

            (a) Each of the representations and warranties of Nextel contained in this Agreement shall be true and correct in all material respects both on the Signing Date and as of the Closing, as if made anew at and as of that time, and each of the covenants and agreements of Nextel to be performed as of or prior to the Closing shall have been duly performed, except in each case for changes after the Signing Date which are contemplated or expressly permitted by this Agreement.

            (b) Nextel shall have delivered to Chadmoore a certificate signed by an officer of Nextel, dated the Closing, certifying, in form reasonably satisfactory to Chadmoore and its counsel, to the effect that to the best of the knowledge and belief of such officer, the conditions specified in Section 8.01 as they relate to Nextel and in subsection 8.03(a) have been fulfilled.

            (c) Chadmoore shall have received from Acquisition Sub or Nextel all of the deliveries provided for in Section 7.03.

            (d) The shares of Nextel Common Stock issuable in connection with the transactions contemplated by this Agreement shall have been listed or approved for listing upon notice of issuance by the NASDAQ National Market System.

ARTICLE 9      TERMINATION/EFFECTIVENESS

    Section 9.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

            (a) By mutual written consent of the parties authorized by their respective Boards of Directors, at any time prior to the Closing.

            (b) Prior to the Closing, by written notice to Chadmoore from Nextel authorized by the Board of Directors of Nextel, if (i) there is a breach of any representation, warranty, covenant or agreement on the part of Chadmoore or any Subsidiary set forth in this

Agreement, or if a representation or warranty of Chadmoore shall be untrue in any respect (a "Terminating Chadmoore Breach"), except that, if such Terminating Chadmoore Breach is curable by Chadmoore through the exercise of its commercially reasonable efforts, then for as long as Chadmoore continues to exercise such commercially reasonable efforts, Nextel may not terminate this Agreement under this Section 9.01(b)(i) unless as a result of such breaches a condition specified in Section 8.02(a) would not be satisfied at Closing; (ii) any Consent required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate governmental or regulatory authority, agency or similar body; or
(iii) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

            (c) Prior to the Closing, by written notice to Nextel from Chadmoore authorized by its Board of Directors, if (i) there is a material breach of any representation, warranty, covenant or agreement on the part of Nextel set forth in this Agreement, or if a representation or warranty of Nextel shall be untrue in any material respect, in either case such that the condition specified in Sections 8.03(a) or 8.03(b) would not be satisfied at Closing (a "Terminating Nextel Breach"), except that, if such Terminating Nextel Breach is curable by Nextel through the exercise of its commercially reasonable efforts then for up to thirty 30 days, but only as long as Nextel continues to exercise such commercially reasonable efforts, Chadmoore may not terminate this Agreement under this Section 9.01(c)(i) (the number of days elapsed prior to any such cure, the "Nextel Cure Period"); (ii) any Consent required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate governmental or regulatory authority, agency or similar body; (iii) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction; or (iv) except as provided in Section 1.04(h), if the conditions to Closing have been satisfied, the Nextel Closing Price used to determine the number of Nextel Shares issuable to Chadmoore pursuant to Section 1.04 of this Agreement is less than $39.3473.

            (d) If the Closing has not occurred on or before December 31, 2001, unless extended by mutual consent of the parties.

    Section 9.02 Effect. Termination of this Agreement, however effected, shall not release either Nextel or Chadmoore from any liability or other consequences arising from any breach or violation by any such party of the terms of this Agreement prior to the effective time of such termination, nor shall any such termination release any party from its obligations or duties under this Agreement which, by their terms and/or expressed intent, may require performance subsequent to any such termination, and all provisions of this Agreement which set forth such obligations or duties (including, without limitation, Section
6.01 and, to the extent provided therein, in Section 10.6) and such other general or procedural provisions which may be relevant to any attempt to enforce such obligations or duties, shall survive any such termination of this Agreement until such obligations or duties shall have been performed or discharged in full.

ARTICLE 10     MISCELLANEOUS

    Section 10.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Agreement.

    Section 10.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person; or (ii) five days after posting in the United States mail having been sent registered or certified mail return receipt requested; or (iii) delivered by telecopy, which must be received in its entirety during normal business hours, meaning between the hours of 10:00 a.m. and 6:00 p.m., Reston, Virginia time, and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

         (a)      If to Nextel, to:

                  Nextel Communications, Inc.
                  2001 Edmund Halley Drive
                  Reston, VA  20191
                  Attention:  Thomas J. Sidman
                  Telephone No.:  (703) 433-4231
                  Telecopier No.:  (703) 433-4036

                  with a copy (which shall not constitute notice) to:

                  Jones, Day, Reavis & Pogue
                  North Point
                  901 Lakeside Avenue
                  Cleveland, Ohio  44114
                  Attention:  Jeanne M. Rickert, Esq.
                  Telephone No.:   (216) 586-3939
                  Telecopier No.:  (216) 579-0212

         (b)      If to Chadmoore, to:

                  Chadmoore Wireless Group, Inc.
                  2875 East Patrick Lane, Suite G
                  Las Vegas, NV  89120

                  Attention:  Rick D. Rhodes
                              Senior Vice President and Chief Regulatory Officer
                  Telephone No.:  (702) 740-5633 x107
                  Telecopier No.:  (702) 740-5642
                  E-Mail:  rickr@chadmoore.com

                  with a copy (which shall not constitute notice) to:

                  Gray Cary Ware & Freidenrich LLP
                  400 Capitol Mall, Suite 2400
                  Sacramento, California 95814
                  Attention:  Gilles S. Attia, Esq.
                  Telephone No.:  (916) 930-3230
                  Telecopier No.:  (916) 930-3201
                  E-Mail:  gattia@graycary.com

or to such other address or addresses as the parties may from time to time designate in writing.

    Section 10.03 Assignment. Except as provided in Section 6.04, no party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

    Section 10.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, or any subsidiary of Nextel joining this Agreement under the circumstances described in Section 6.04, any right or remedies under or by reason of this Agreement.

    Section 10.05 Reliance. Each of the parties to this Agreement shall be deemed to have relied upon the accuracy of the written representations and warranties made to it in or pursuant to this Agreement, notwithstanding any investigations conducted by or on its behalf or notice, knowledge or belief to the contrary.

    Section 10.06 Expenses. Nextel shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including, without limitation, all fees of its legal counsel and accountants. Chadmoore and its Subsidiaries shall bear their own legal, financial advisory and accounting fees and expenses incurred in connection with this Agreement and the transactions herein contemplated if such transactions shall be consummated.

    Section 10.07 Construction. This Agreement shall be construed and enforced in accordance with the laws of the State of New York. Unless otherwise stated, references to Sections, Articles or Annexes refer to the Sections, Articles and Annexes to this Agreement. As used in this Agreement, the phrase "to the knowledge of Chadmoore" or "to the knowledge of the Subsidiaries" shall comprehend those matters that are, known to any of the executive officers of Chadmoore.

    Section 10.08 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    Section 10.09 Entire Agreement. This Agreement (together with the Schedules to this Agreement), constitutes the entire agreement among the parties and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among Nextel or its subsidiaries and Chadmoore or its Subsidiaries or by any Director or Directors or officer or officers of such parties relating to the transactions contemplated hereby, or incident hereto. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement.

    Section 10.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

    Section 10.11 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Nextel and Chadmoore which approval shall not be unreasonably withheld by any party; provided, however, that, subject to compliance with Section 6.01, nothing herein shall prevent any party from publishing such press releases or other public communications as such party may consider necessary in order to satisfy such party's legal or contractual obligations.

                                    * * * * *

         IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.


                                        ---------------------------------------
                                        NEXTEL COMMUNICATIONS, INC


                                        By:
                                                 ---------------------------
                                                 Title:
                                                          ------------------



                                        ---------------------------------------
                                        NEXTEL FINANCE COMPANY


                                        By:
                                                 ---------------------------
                                                 Title:
                                                          ------------------


                                        ---------------------------------------
                                        CHADMOORE WIRELESS GROUP, INC.


                                        By:
                                                 ---------------------------
                                                 Title:
                                                          ------------------

Exhibit 2:


                                 August 21, 2000



Nextel Communications, Inc.
2001 Edmund Halley Drive
Reston, VA  20191


Re: Agreement and Plan of Reorganization dated as of August 21, 2000 by and among Nextel Communications, Inc. ("Nextel"), Nextel Finance Company ("Acquisition Sub") and Chadmoore Wireless Group, Inc. ("Chadmoore") (the "Agreement")

Gentlemen:

         To induce you to enter into the Agreement referenced above, the undersigned, being a shareholder of Chadmoore, agrees as follows:

     (a) The undersigned hereby irrevocably agrees to (i) attend, in person or by proxy, the meeting of Chadmoore's shareholders relating to the vote on the Reorganization (as defined in the Agreement) and the transactions contemplated by the Agreement, and any and all lawful adjournments thereof, and (ii) vote (or cause to be voted) the 1,424,266 shares (the "Shareholder Shares") of the Common Stock of Chadmoore, $0.01 par value (the "Common Stock"), owned by the undersigned as of the date hereof and any other voting securities of Chadmoore, whether issued heretofore or hereafter, that the undersigned owns or has the right to vote, for the approval of the Reorganization and the transactions contemplated by the Agreement. The undersigned confirms that such agreement to attend and vote is coupled with an interest. The undersigned revokes any and all previous proxies with respect to the Shareholder Shares and/or any other voting securities of Chadmoore owned by the undersigned.

     (b) The undersigned will not to solicit, encourage or recommend to other holders of Common Stock that: (i) they vote their shares of Common Stock against the approval of the Reorganization and the transaction contemplated by the Agreement; (ii) they abstain from voting, or otherwise fail to vote, their shares of Common Stock in connection with the consideration of the Reorganization and the transactions contemplated by the agreement; (iii) they sell, transfer, tender or otherwise dispose of their shares of Common Stock other than as contemplated in connection with the Reorganization; or (iv) they attempt to exercise any applicable statutory appraisal or other similar rights.

         This agreement shall be governed by, and construed in accordance with, the laws of the state of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.



                                       /s/ Robert W. Moore
                                       -----------------------------------
                                       Robert W. Moore

Exhibit 3:
[LETTERHEAD]
                         CHADMOORE WIRELESS GROUP, INC.
                         2875 East Patrick Lane, Suite G
                             Las Vegas, Nevada 89120

                                 August 21, 2000

Recovery Equity Investors II, L.P.
555 Twin Dolphin Drive
Redwood City, California 94065

Re: Agreement and Plan of Reorganization dated as of August 21, 2000 by and among Nextel Communications, Inc. ("Nextel"), Nextel Asset Acquisition Co. ("Acquisition Sub") and Chadmoore Wireless Group, Inc. ("Chadmoore") (the "Agreement")

Gentlemen:

Contemporaneously with the execution and delivery of this letter, Nextel, Acquisition Sub and Chadmoore are entering into the Agreement, pursuant to which Chadmoore shall transfer to Nextel the Assets (except for the Excluded Assets specified in the Agreement) in exchange for the Nextel Shares (as adjusted pursuant to the terms of the Agreement) and the assumption of certain obligations of Chadmoore. All capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In order to induce Recovery Equity Investors II, L.P., a Delaware limited partnership ("REI"), to enter into the letter agreement relating to its support of the Agreement and the Reorganization as required by Nextel under the Agreement, Chadmoore hereby agrees with REI as follows:

         1. Chadmoore shall adopt a plan of liquidation (the "Plan") in connection with the approval of the Reorganization by the stockholders of Chadmoore, which Plan shall have been adopted by Chadmoore"s Board of Directors and recommended by such Board for approval by Chadmoore"s stockholders entitled to vote thereon. The Plan shall provide for the liquidation of Chadmoore and distribution of the Nextel Shares, in part, as follows:

             (A) At a time determined in accordance with the Plan and the liquidating trust created thereunder, REI shall be entitled to receive, in exchange for the surrender of all of the shares of Series C Preferred Stock of Chadmoore then owned by REI and the Warrant, represented by Certificate No. 3, dated May 1, 1998, issued by Chadmoore to REI (the "Warrant"), an aggregate number of Nextel Shares equal to the sum of (x) the number of Nextel Shares that REI would be entitled to receive under the Plan had it exercised the Warrant in full (using the portion of the aggregate Stated Value (as defined in the Certificate of Designation of the Rights, Preferences and Privileges of the Series C Preferred Stock (the "Certificate of Designation")) of all of the shares of Series C Preferred Stock of Chadmoore then owned by REI which equals the Aggregate Exercise Price (as defined in the Warrant)) and received shares of Common Stock, par value $.001 per share, of Chadmoore upon such exercise and (y) the number of Nextel Shares reflecting by value (as determined by reference to the price of the Nextel Shares determined in accordance with the Plan) the amount equal to (A) the difference between the aggregate Stated Value of all of the shares of Series C Preferred Stock of Chadmoore then owned by REI and the portion thereof used to satisfy the exercise of the Warrant described in (x) above and (B) to the extent permitted by applicable Colorado law, the amount of all accrued and unpaid dividends on the Series C Preferred Stock as provided in the Certificate of Designation through and including the Closing Date (and Chadmoore shall not declare or pay any dividends on such shares of Series C Preferred Stock);

             (B) Unless otherwise approved by REI with respect to the treatment of it as a holder of Common Stock, all holders of Common Stock shall be treated the same under the Plan; and

             (C) The form and substance and manner of approval of the Plan shall conform with all applicable requirements for the Reorganization, together with the liquidation to be effected under the Plan, to be treated as a tax-free reorganization under Section 368(a)(1)(C) of the Code, as determined by Chadmoore"s independent accountants.

         2. Following the approval by the shareholders of Chadmoore of the Reorganization and the Plan, REI shall exercise the Warrant, represented by Certificate No. 1, dated May 1, 1998, issued by Chadmoore to REI through the payment of the exercise price in accordance with the terms thereof.

This Letter Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

This Letter Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

If you are in agreement with the foregoing, please sign the copy of this letter enclosed and return it to the undersigned, whereupon it will become a binding obligation between us.

                                       Sincerely yours,

                                       CHADMOORE WIRELESS GROUP, INC.


                                       By:  /s/ Robert W. Moore
                                          --------------------------------------
                                            Name:  Robert W. Moore
                                            Title: President and CEO

Agreed to and accepted this 21st day of August, 2000.

RECOVERY EQUITY INVESTORS II, L.P.

By:  RECOVERY EQUITY PARTNERS II, L.P.
        its General Partner

By:  /s/ Joseph F. Finn-Egan
   -------------------------------------------------
      Name: Joseph F. Finn-Egan
      Title: General Partner

By:  /s/ Jeffrey A. Lipkin
     ---------------------------------------------------
     Name:  Jeffrey A. Lipkin
     Title:  General Partner